

kyndryl.

**2025
NOTICE
OF ANNUAL
MEETING
& PROXY
STATEMENT**



A Message from Our Chairman and Chief Executive Officer

Dear Fellow Stockholders,

On behalf of the entire Kyndryl Board of Directors, I am pleased to invite you to Kyndryl's 2025 Annual Meeting of Stockholders on July 31, 2025 at 1:00 p.m. Eastern Daylight Time. To enable all of our stockholders to participate fully and equally from any place in the world at little to no cost, the Annual Meeting will once again be held as a virtual live audio webcast.

You will be able to attend the virtual Annual Meeting, vote your shares electronically and submit questions both during and prior to the Annual Meeting by visiting *virtualshareholdermeeting.com/KD2025*.



Martin Schroeter

As we have done each year, we are furnishing our proxy materials to stockholders primarily over the Internet. This process expedites your receipt of the proxy materials and reduces the cost of the Annual Meeting. Stockholders of record as of the close of business on June 3, 2025 will either receive a proxy card or a Notice of Internet Availability of Proxy Materials for the Annual Meeting. The notice contains instructions on how to access our Proxy Statement and Annual Report for the fiscal year ended March 31, 2025 and submit your proxy online.

Your vote is important to us. Even if you plan to attend the Annual Meeting, we recommend that you promptly submit your proxy with your voting instructions. You may do this over the Internet, as well as by telephone or mail. Please review the instructions regarding each of these options on your proxy card or Notice of Internet Availability of Proxy Materials.

I hope that you can join us for our 2025 Annual Meeting so that you can hear firsthand about Kyndryl's progress and achievements over the past year, the momentum that our capabilities are generating for us in the marketplace, and our multi-year growth strategy. Our global scale and our expertise in mission-critical work positions Kyndryl as a vital and trusted partner for our customers' current and future technology needs – specifically, addressing cloud migration, hybrid IT environments, technology skills shortages, cybersecurity risks, and the adoption of artificial intelligence. We look forward to capitalizing on the opportunities ahead and delivering exceptional value to our customers and our stockholders.

Thank you for your continued confidence in Kyndryl.

Sincerely,

[signature]

Martin Schroeter
Chairman of the Board and Chief Executive Officer
Kyndryl

June 16, 2025

Notice of Annual Meeting of Stockholders

 **Date and Time**

July 31, 2025
1:00 p.m.
Eastern Daylight Time

 **Record Date**

Close of business on
June 3, 2025

 **Access**

You can attend the Annual Meeting, vote your shares and submit your questions by visiting **virtualshareholdermeeting.com/KD2025**.

To participate in the virtual-only Annual Meeting, you will need your individual 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card.

Items of Business

1 Election of the three director nominees named herein for a one-year term

2 Approval, in an advisory, non-binding vote, of the compensation of our named executive officers

3 Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2026

- Transaction of any other business properly presented at the meeting

How to Vote	Your Vote Is Important
 **INTERNET**	Go to **www.proxyvote.com**, 24/7
 **PHONE**	Call toll-free, 24/7 1-800-690-6903
 **MAIL**	Complete, date and sign your proxy card or voting instruction form and mail in the postage-paid envelope
 **MOBILE DEVICE**	Scan the QR code 
LIVE	Attend the Annual Meeting virtually and cast your ballot

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 31, 2025

The Kyndryl Proxy Statement and Annual Report to stockholders for the fiscal year ended March 31, 2025 are available at **www.proxyvote.com.**

By Order of the Board of Directors,



Edward J. Sebold

Edward Sebold
General Counsel and Secretary

New York, NY
June 16, 2025

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Table of Contents

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Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider. You should read the entire Proxy Statement carefully before voting. The proxy materials, including this Proxy Statement, the Annual Report for the fiscal year ended March 31, 2025 and the proxy card, or the Notice of Internet Availability of Proxy Materials, as applicable, are being distributed beginning on or about June 16, 2025 to all stockholders entitled to vote.

Voting Matters

Stockholders will be asked to vote on the following matters at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we encourage you to promptly submit your proxy with your voting instructions. You may do this over the Internet, as well as by telephone or mail. See "Frequently Asked Questions – 8. Can I vote my shares without attending the Annual Meeting?"

Items of Business		Board Recommendations	For More Information, See Page
1	Election of the three director nominees named herein for a one-year term	✔ **FOR** each nominee	6
2	Approval, in an advisory, non-binding vote, of the compensation of our named executive officers ("Say-on-Pay Proposal")	✔ **FOR**	35
3	Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2026 ("fiscal 2026") ("Auditor Ratification Proposal")	✔ **FOR**	77
●	Transaction of any other business properly presented at the meeting		

Our Business

ABOUT US

Kyndryl is a leading provider of mission-critical enterprise technology services offering advisory, implementation and managed service capabilities to thousands of customers in more than 60 countries. As the world's largest IT infrastructure services provider, the Company designs, builds, manages and modernizes the complex information systems that the world depends on every day.

OUR GLOBAL BUSINESS PRACTICE AREAS

Cloud	Security & Resiliency	Network & Edge
Delivering seamless, integrated, multicloud management in a hybrid model	Delivering a full line of cybersecurity, business continuity and disaster recovery services to help customers continuously adapt to new threats and regulatory standards	Providing unified network services for cloud and data center connectivity

Applications, Data & AI	Digital Workplace	Core Enterprise & zCloud
Providing full application platform hosting and expert assistance for application modernization	Enhancing user experience and work location flexibility by providing a consumer experience to employees	Providing secure, unified and fault-tolerant mainframe services for our customers' core infrastructure

OUR FISCAL 2025 BUSINESS HIGHLIGHTS

Further Solidifying IT Services Leadership Position	Strong Balance Sheet and Capital Allocation		
$15.1 billion Fiscal 2025 revenue	**$1.8 billion** Cash	**$4.9 billion** Available liquidity*	**$94 million** Returned value to stockholders through share repurchases

OUR STRATEGIC FOCUS AREAS

Significant Progress on our Three A's Initiatives		
Alliances Our alliances initiative is driving signings, certifications and revenues with our new ecosystem partners and capabilities	**Advanced Delivery** Our advanced delivery initiative is transforming service delivery through upskilling and automation	**Accounts** Our accounts initiative is addressing elements of the business with substandard margins

Engaging with Customers with New Innovations and Technical Expertise		
kyndryl consult	**kyndryl** bridge	**kyndryl** vital
Business outcomes-led consulting	An open integration digital business platform	Design-led co-creation experience
Providing our customers access to proven expertise to address their most vexing technology challenges	Giving our customers real-time insights into their complex IT estates and unprecedented control over customizing their mission-critical operations	Redefining how we engage and co-create solutions with customers and partners on new innovative solutions through a design-led approach

Our Culture of Shared Success
We have built a differentiated, services-based culture — that we call The Kyndryl Way — to attract, retain, develop and engage a highly skilled workforce. Core to that culture is powering human progress to drive a positive impact on our business aligned with our corporate values by supporting environmental stewardship, fostering employees' sense of belonging and promoting good governance practices.

---

* Consists of $1.8 billion of cash and $3.2 billion of undrawn senior unsecured credit facility; numbers may not add due to rounding.

Governance Highlights

Effective Board Leadership, Independent Oversight and Strong Corporate Governance

- ✔ Regular reviews of the Company's long-term business strategy, with an annual dedicated session for a full strategic review with senior management and other subject matter experts
- ✔ 100% of Committee members are independent
- ✔ Lead Independent Director tasked with robust and well-defined responsibilities
- ✔ No "overboarded" directors

- ✔ Annual election of Chairman and Lead Independent Director
- ✔ Executive sessions led by Lead Independent Director or Committee Chair at each Board and committee meeting
- ✔ Annual review of board leadership structure
- ✔ Annual director self-evaluation and committee assessment to ensure board effectiveness
- ✔ Robust Code of Conduct
- ✔ Commitment to, and oversight of, corporate citizenship

Stockholder Rights and Accountability

- ✔ Majority voting for directors in uncontested elections with director resignation policy
- ✔ Single voting class
- ✔ Proxy access
- ✔ No stockholder rights plan
- ✔ No supermajority voting provisions
- ✔ Phasing out staggered board beginning at this year's Annual Meeting
- ✔ Stockholders have ability to call special meetings

Board of Directors

BOARD ATTRIBUTES



KYNDRYL BOARD OF DIRECTORS INDUSTRY EXPERTISE: Cybersecurity, Information Technology, Services & Facilities Management, Financial Services & Insurance, Manufacturing, Healthcare, Chemicals, Aerospace & Defense, Research & Development



KYNDRYL BOARD OF DIRECTORS PROFESSIONAL EXPERIENCE: Governmental Advisory Board Member, Chief Human Resources Officer, Chief Executive Officer, Chief Information Officer, Vice President Business Development, Chief Operating Officer, Chief Financial Officer, Theoretical Physicist, University President



GLOBAL CITIZENSHIP

30% of our directors have citizenship outside of the US



3 / 7



INDEPENDENCE

90% of our directors are independent



1 / 9



DIRECTOR ATTENDANCE FOR FISCAL 2025 BOARD AND COMMITTEE MEETINGS

100%

KYNDRYL BOARD

Director	Age	Director Since	Independent	COMMITTEE MEMBERSHIP		
				Audit	Compensation and Human Capital	Nominating and Governance
Dominic J. Caruso Retired Executive Vice President and Chief Financial Officer Johnson & Johnson	67	2021	✔	**C** ✚		
John D. Harris II Former Vice President of Business Development Raytheon Company Former Chief Executive Officer Raytheon International Inc.	64	2021	✔			👤
Stephen A.M. Hester 🔲L Chairman easyJet plc Chairman Nordea Bank Abp	64	2021	✔			**C**
Shirley Ann Jackson President Emerita Rensselaer Polytechnic Institute	78	2021	✔			👤
Janina Kugel Former Chief Human Resources Officer and member of the Managing Board Siemens AG	55	2021	✔		👤	
Denis Machuel Chief Executive Officer The Adecco Group	61	2021	✔	👤 ✚		
Rahul N. Merchant Former Senior Executive Vice President and Head of Client Services and Technology TIAA-CREF	68	2021	✔	👤 ✚		
Jana Schreuder Retired Executive Vice President and Chief Operating Officer Northern Trust Corporation	66	2021	✔		**C**	
Martin Schroeter ☆ Chairman and Chief Executive Officer Kyndryl Holdings, Inc.	60	2021				
Howard I. Ungerleider Retired President and Chief Financial Officer Dow Inc.	56	2021	✔		👤	

☆	Chairman of the Board	🔲L	Lead Independent Director	**C**	Committee Chair	👤	Committee Member	✚	Audit Committee Financial Expert

Executive Compensation Highlights

COMPENSATION PHILOSOPHY AND OBJECTIVES

The executive compensation philosophy governing the compensation of our executive officers in fiscal 2025 was based on three key principles:



PAY FOR PERFORMANCE

- At target, approximately 65% of our named executive officers' ("NEOs") compensation opportunity is performance-based and 75-90% is variable and at-risk
- Incentive compensation is tied to our business results and individual performance



ALIGN WITH STOCKHOLDERS

- Incentives are tied to both short-term and long-term performance goals to balance risk while rewarding for delivering financial, operating and strategic performance aligned with our business strategy and stockholder interests
- A significant portion of NEOs' compensation is delivered in equity, further aligning their interests with stockholders
- NEOs are required to retain shares earned until minimum share ownership levels are achieved per our stock ownership guidelines



PAY COMPETITIVELY

- Total target compensation levels are competitive to attract and retain high-performing talent
- Actual pay levels will vary based on performance

OUR EXECUTIVE COMPENSATION BEST PRACTICES

Our executive compensation practices reinforce our fiscal 2025 executive compensation objectives:

What We Do	What We Don't Do
✔ Significant percentage of target annual compensation delivered in the form of variable compensation tied to performance	✘ No tax gross-ups or excessive non-business perquisites
✔ Long-term objectives aligned with the creation of stockholder value	✘ No "single-trigger" change in control equity vesting or severance benefits
✔ Market comparison of executive compensation against a relevant peer group	✘ No excessive severance benefits
✔ Use of an independent compensation consultant that provides no other services to the Company other than advising the Compensation and Human Capital Committee ("CHC Committee") on executive compensation and Nominating and Governance Committee on non-management director compensation	✘ No hedging or pledging of Company shares by our executive officers
✔ Robust stock ownership guidelines (6 times base salary for CEO and 3 times base salary for other NEOs)	✘ No evergreen provision in our long-term incentive plan
✔ Stringent clawback policies and provisions, including a policy consistent with U.S. Securities and Exchange Commission ("SEC") rules and New York Stock Exchange ("NYSE") listing standards, as well as an additional supplemental policy	✘ No repricing of underwater stock options permitted without stockholder approval
✔ Non-competition and non-solicitation agreements for senior executives where not prohibited by applicable law	✘ No multi-year employment agreements
✔ Limited perquisites as approved by the CHC Committee	✘ No guaranteed annual bonuses or incentive awards for executive officers
✔ One-year minimum vesting condition under our long-term incentive plan	
✔ Annual compensation risk review and assessment	

Corporate Governance and Board Matters

Proposal 1 – Election of Directors

Our Board currently consists of 10 members. Beginning at the 2025 Annual Meeting, and at each annual meeting thereafter, our directors up for election at every annual meeting will, if elected, serve for a one-year term or until his or her successor has been duly elected and qualified. Until the conclusion of our 2027 Annual Meeting, and pursuant to our Certificate of Incorporation, our Board is divided into separate classes. This temporary classified Board structure has provided Kyndryl with continuity of leadership during our first few years of operation as an independent, public company. Effective as of the conclusion of the 2027 Annual Meeting, our Board will no longer be divided into separate classes.

CLASS I	CLASS II	CLASS III
NOMINEES FOR ELECTION AT THE 2025 ANNUAL MEETING	TERMS EXPIRING AT THE 2026 ANNUAL MEETING	TERMS EXPIRING AT THE 2027 ANNUAL MEETING
• Janina Kugel • Denis Machuel • Rahul N. Merchant	• John D. Harris II • Jana Schreuder • Howard I. Ungerleider	• Dominic J. Caruso • Stephen A.M. Hester • Shirley Ann Jackson • Martin Schroeter

Upon the recommendation of the Nominating and Governance Committee, the Board has considered and nominated the following slate of nominees for a one-year term: **Janina Kugel, Denis Machuel** and **Rahul N. Merchant**.

Unless otherwise instructed, the persons named in the form of proxy card ("proxyholders") attached to this Proxy Statement intend to vote the proxies held by them for the election of Janina Kugel, Denis Machuel and Rahul N. Merchant. If any of these nominees ceases to be a candidate for election by the time of the 2025 Annual Meeting (a contingency which the Board does not expect to occur), such proxies may be voted by the proxyholders in accordance with the recommendation of the Board.

 The Board recommends that you vote **FOR** the election of each of the three nominees set forth above.

Director Nominees for Election to a One-Year Term

JANINA KUGEL	INDEPENDENT DIRECTOR since 2021	AGE 55



Former Chief Human Resources Officer, Siemens AG, a diversified manufacturing and technology company

COMMITTEE: Compensation and Human Capital

Qualifications, Attributes and Skills

- Global business experience as former chief human resources officer of Siemens AG
- Government service as a former member of the Innovation Council for the Federal Ministry of Digitization and the Council of Future of Work for the Federal Ministry of Labor and Social Affairs of Germany
- Technology, digital and/or cybersecurity experience as the chairwoman of Seatti GmbH
- Affiliation with a leading business and public policy association as the co-chair of the Digital Council of the Confederation of German Employers' Associations
- Academic experience as a member of the International Advisory Board of the IESE Business School in Spain, the University Council of the Technical University of Munich and the Global Navigation Board of the University of Tokyo
- Outside board experience as a director of TUI AG

Relevant Experience

Ms. Kugel served as the chief human resources officer and member of the managing board of Siemens AG from 2015 until 2020. Ms. Kugel joined Siemens AG in 2001 as vice president of group strategy in the communications sector and in 2005, was appointed director of global commercial excellence before becoming director of human resources in 2009. In 2012, Ms. Kugel joined Osram where she served as chief human resources officer until 2013, when she returned to Siemens AG to serve as corporate vice president of human resources and chief diversity officer.

Ms. Kugel currently serves as chairwoman of Seatti GmbH, a leading desk booking software company.

Ms. Kugel serves on the Board of, and is the co-chair of, the Digital Council of the Confederation of German Employers' Associations (Bundesvereinigung der Deutschen Arbeitgeberverbände). Ms. Kugel is a director of TUI AG. Ms. Kugel is also a member of the International Advisory Board of the IESE Business School in Spain, the University Council of the Technical University of Munich and the Global Navigation Board of the University of Tokyo. Ms. Kugel is a senior advisor for Boston Consulting Group, Inc. and previously served as senior advisor to EQT, AB Group. Ms. Kugel is also a member of the Board of Trustees of Deutsche AIDS Stiftung (''German AIDS Foundation'').

| DENIS MACHUEL | INDEPENDENT DIRECTOR since 2021 | AGE 61 |



Chief Executive Officer, The Adecco Group, a leading human resources and temporary staffing firm

COMMITTEE: Audit

Qualifications, Attributes and Skills

- Global business experience as chief executive officer of The Adecco Group and former chief executive officer of Sodexo S.A.
- Technology and digital experience as the former chief digital officer of Sodexo S.A.
- Affiliation with leading business and public policy associations as a former member of the G7 Business for Inclusive Growth coalition and the Consumer Goods Forum

Relevant Experience

Mr. Machuel has served as chief executive officer of The Adecco Group since 2022. Prior to this, Mr. Machuel served as the chief executive officer of Sodexo S.A. from 2018 until 2021. Mr. Machuel joined Sodexo in 2007 as the managing director of benefits and rewards services for central and eastern Europe. In 2012, he became chief executive officer of Sodexo benefits and rewards worldwide. Mr. Machuel joined the Sodexo Group Executive Committee in 2014 and from 2015 until 2018 served as group chief digital officer and from 2017 until 2018, served as deputy chief executive officer of Sodexo. Additionally, between 2016 and 2017, Mr. Machuel served as chief executive officer of personal and home services at Sodexo.

Mr. Machuel has also served as a member of the G7 Business for Inclusive Growth coalition and the Consumer Goods Forum.

| RAHUL N. MERCHANT | INDEPENDENT DIRECTOR since 2021 | AGE 68 |



Former Senior Executive Vice President and Head of Client Services & Technology, TIAA-CREF, a global asset management, retirement and financial services company

Member of Executive Committee, TIAA-CREF

COMMITTEE: Audit

Qualifications, Attributes and Skills

- Global business experience as former senior executive vice president and head of client services and technology at TIAA and member of the executive committee at TIAA
- Technology, digital and/or cybersecurity experience as former executive vice president and chief information and operations officer at Federal National Mortgage Association ("Fannie Mae") and former senior vice president, chief information officer and chief technology officer at Merrill Lynch, Pierce, Fenner & Smith Incorporated
- Government service as former citywide chief information and innovation officer of New York City
- Outside board experience as a director of Juniper Networks, Inc.

Relevant Experience

Mr. Merchant served as a senior executive vice president and member of the executive committee at TIAA from 2015 until his retirement in 2022. While at TIAA, Mr. Merchant led a variety of organizations including chief information officer, client services and digital transformation. Prior to serving this role, Mr. Merchant served as citywide chief information and innovation officer for the City of New York from 2012 until 2014. From 2006 until 2009, Mr. Merchant served as executive vice president, chief information and operations officer and member of the executive committee at Fannie Mae and senior vice president, chief information officer and chief technology officer at Merrill Lynch, Pierce, Fenner & Smith Incorporated from 2000 until 2006. Mr. Merchant has served as the chair of the Audit Committee of a public company and currently serves as a director for Juniper Networks, Inc.

Directors Continuing in Office

CLASS II DIRECTORS, WITH TERMS EXPIRING AT THE 2026 ANNUAL MEETING

JOHN D. HARRIS II	INDEPENDENT DIRECTOR since 2021	AGE 64



Former Vice President of Business Development, Raytheon Company and Chief Executive Officer, Raytheon International Inc., a multinational aerospace and defense company

COMMITTEE: Nominating and Governance

Qualifications, Attributes and Skills

- Global business experience as former chief executive officer of Raytheon International Inc. and vice president of business development of Raytheon Company

- Technology, digital and/or cybersecurity experience as former president of the Raytheon Technical Services Company and as former general manager of Raytheon's Intelligence, Information and Services business

- Government service as former member of the National Advisory Council on Minority Business Enterprise with the U.S. Department of Commerce and Radio Technical Commission for Aeronautics (''RTCA'') NexGen Advisory Committee of the U.S. Department of Transportation

- Outside board experience as a director of Cisco Systems Inc., Flex Ltd., and Exxon Mobil Corporation

Relevant Experience

Mr. Harris served as chief executive officer of Raytheon International Inc. from 2013 until 2020, where he led significant business transformations. Mr. Harris also served as vice president of business development for Raytheon Company during his tenure, a global technology and innovation-driven company with offerings such as intelligence services and cybersecurity solutions. Mr. Harris joined Raytheon in 1983 and held positions of increasing responsibility, including vice president of operations and contracts for Raytheon's former electronic systems business, vice president of contracts for the company's government and defense businesses until 2003 and vice president of contracts and supply chain for Raytheon Company until 2010, when he was named president of the Raytheon Technical Services Company, a role he served in until 2013.

Mr. Harris served on the RTCA NextGen Advisory Committee, the National Advisory Council on Minority Business Enterprise with the U.S. Department of Commerce and the Association of the United States Army's Council of Trustees. Mr. Harris serves as a board member for Cisco Systems Inc., Flex Ltd., and Exxon Mobil Corporation.

JANA SCHREUDER	INDEPENDENT DIRECTOR since 2021	AGE 66



Retired Executive Vice President, Chief Operating Officer, Northern Trust Corporation, a financial services company

COMMITTEE: Compensation and Human Capital (Chair)

Qualifications, Attributes and Skills

- Global business experience as former chief operating officer of Northern Trust Corporation
- Technology, digital and/or cybersecurity experience as former president of operations and technology at Northern Trust Corporation
- Financial experience as former chief risk officer and head of corporate risk management and president of wealth management at Northern Trust Corporation
- Affiliation with leading business association as a member of Women Corporate Directors
- Outside board experience as a director of The Bank of N.T. Butterfield & Son Limited

Relevant Experience

Ms. Schreuder served as executive vice president and chief operating officer of Northern Trust Corporation from 2014 until she retired from that role in 2018. Ms. Schreuder joined Northern Trust in 1980 and during her tenure held multiple roles as a member of the management team, including service as chief risk officer from 2005 to 2006, president of operations and technology from 2006 to 2011 and president of wealth management from 2011 to 2014.

Ms. Schreuder is a member of Women Corporate Directors. Ms. Schreuder currently sits on the board of The Bank of N.T. Butterfield & Son Limited. Additionally, during the past five years, she served as a director of Avantax, Inc.

HOWARD I. UNGERLEIDER	INDEPENDENT DIRECTOR since 2021	AGE 56



Retired President and Chief Financial Officer, Dow Inc., a materials, polymer, chemicals and biological sciences enterprise

COMMITTEE: Compensation and Human Capital

Qualifications, Attributes and Skills

- Global business experience as former president and chief financial officer of Dow Inc.
- Financial expertise as former chief financial officer of Dow Inc., DowDuPont and The Dow Chemical Company
- Managed the financial complexities of the historic merge-and-spin of DowDuPont, an $86 billion holding company comprised of The Dow Chemical Company and DuPont from September 2017 to April 2019
- Financial leadership for The Dow Chemical Company's strategic ownership restructuring of its Dow Corning Corporation silicones business joint venture completed in 2016
- Affiliation with leading business and public policy associations as the immediate past Chair of the Business Leaders for Michigan business roundtable
- Outside board experience as a director of American Airlines Group Inc.

Relevant Experience

Mr. Ungerleider served as a public company chief financial officer for a decade, beginning with The Dow Chemical Company from 2014 to 2015. He then became the chief financial officer of DowDuPont effective upon the merger of The Dow Chemical Company and E.I. du Pont de Nemours and Company, a role he held until 2019 when Dow Inc. separated from DowDuPont. Mr. Ungerleider then served as chief financial officer of Dow Inc. through 2023. He also served as president of Dow Inc. from 2019 through 2023, before retiring from the company in January 2024.

In January 2024, Mr. Ungerleider was appointed as an Operating Advisor to Clayton, Dubilier & Rice funds.

Mr. Ungerleider previously served as chairman of the Dow Company Foundation. He currently serves on the Board of Directors of American Airlines Group Inc. He also serves on the Board of Directors of the Rollin M. Gerstacker Foundation and the Michigan Baseball Foundation. Mr. Ungerleider is the immediate past Chair of the Business Leaders for Michigan business roundtable.

CLASS III DIRECTORS, WITH TERMS EXPIRING AT THE 2027 ANNUAL MEETING

DOMINIC J. CARUSO	INDEPENDENT DIRECTOR since 2021	AGE 67



Retired Executive Vice President and Chief Financial Officer, Johnson & Johnson, a global healthcare products company

COMMITTEE: Audit (Chair)

Qualifications, Attributes and Skills

- Global business experience as former chief financial officer of Johnson & Johnson
- Financial expertise as former chief financial officer of Johnson & Johnson
- Affiliation with leading business and public policy association as former co-chair of the U.S. Chamber of Commerce Global Initiative on Health and the Economy
- Outside board experience as a director of McKesson Corporation

Relevant Experience

Mr. Caruso served as the executive vice president and chief financial officer of Johnson & Johnson from 2007 until his retirement in 2018. Earlier in his career, Mr. Caruso served Centocor, Inc. as vice president, finance and chief financial officer from 1994 to 1998, and as senior vice president and chief financial officer from 1998 until the acquisition of Centocor by Johnson & Johnson in 1999. Mr. Caruso then joined Johnson & Johnson and served in various executive positions until his appointment as the executive vice president and chief financial officer in 2007. Mr. Caruso is a director of McKesson Corporation. Mr. Caruso previously served as the co-chair of the U.S. Chamber of Commerce Global Initiative on Health and the Economy and currently serves on the Board of Trustees of the Cystic Fibrosis Foundation. Mr. Caruso is trustee emeritus of the Children's Hospital of Philadelphia.

STEPHEN A.M. HESTER	LEAD INDEPENDENT DIRECTOR since 2021	AGE 64



Chairman, easyJet plc, a leading international airline

Chairman, Nordea Bank Abp, a leading Nordic financial services group

COMMITTEE: Nominating and Governance (Chair)

Qualifications, Attributes and Skills

- Global business experience as former group chief executive of RSA Insurance Group, of Royal Bank of Scotland Group and of British Land plc
- Financial expertise as former chief financial officer of Abbey National plc and Credit Suisse First Boston
- Outside board experience as chairman of easyJet plc, chairman of Nordea Bank Abp, former senior independent director of Centrica plc, former director of RSA Insurance Group plc and former deputy chairman of Northern Rock

Relevant Experience

Sir Stephen Hester currently serves as chairman of easyJet plc and as chairman of Nordea Bank Abp. In 2024, he was knighted for services to business and to the economy in the United Kingdom's New Year Honours list.

Sir Stephen Hester served as chief executive officer of RSA Insurance Group from 2014 until his retirement in June 2021. Prior to joining RSA, he was group chief executive of Royal Bank of Scotland from 2008 to 2013, chief executive of British Land plc from 2004 to 2008, and chief operating officer and chief financial officer of Abbey National plc from 2002 to 2004. Sir Stephen Hester began his career at Credit Suisse First Boston in 1982 and held positions of increasing responsibility, including chief financial officer and global head of the fixed income division. Additionally, during the past five years, he served as senior independent director of Centrica plc and as a director of RSA Insurance Group plc.

SHIRLEY ANN JACKSON	INDEPENDENT DIRECTOR since 2021	AGE 78



President Emerita, Rensselaer Polytechnic Institute, a leading science and technology university that brings technical innovation to the marketplace

COMMITTEE: Nominating and Governance

Qualifications, Attributes and Skills

- Leadership and technology, digital and/or cybersecurity experience as President Emerita of Rensselaer Polytechnic Institute

- Industry and research experience as a theoretical physicist at the former AT&T Bell Laboratories

- Government service as a member of the Defense Science Board, the International Security Advisory Board to the United States Secretary of State, former chairman of the U.S. Nuclear Regulatory Commission and co-chair of the President's Intelligence Advisory Board, former member of the United States Secretary of Energy Advisory Board and the President's Council of Advisors on Science and Technology

- Regulatory experience as a former member of the board of governors of the Financial Industry Regulatory Authority (''FINRA'') and as former chairman of the U.S. Nuclear Regulatory Commission

- Affiliation with leading business and public policy associations as a member of the Council on Foreign Relations, former university vice chair of the Council on Competitiveness and former member of the board of the World Economic Forum USA

- Former tenured Institute Professor at Rensselaer Polytechnic Institute and Rutgers University

- Outside board experience as a former director of a number of corporations including FedEx Corporation, Public Service Enterprise Group Incorporated (''PSEG'') and International Business Machines Corporation

Relevant Experience

Dr. Jackson was a theoretical physicist at the former AT&T Bell Laboratories from 1976 to 1991, consultant to the former AT&T Bell Laboratories from 1991 to 1995, professor of theoretical physics at Rutgers University from 1991 to 1995 and chairwoman of the U.S. Nuclear Regulatory Commission from 1995 to 1999. Dr. Jackson was president of Rensselaer Polytechnic Institute for more than two decades, from 1999 until her retirement in 2022.

Dr. Jackson's distinguished career in science and technology includes being a member of the Defense Science Board and the International Security Advisory Board to the United States Secretary of State. She has also served as co-chair of the President's Intelligence Advisory Board. Dr. Jackson is a fellow of the Royal Academy of Engineering (U.K.), the American Academy of Arts and Sciences, the American Association for the Advancement of Science and the American Physical Society. She is a member of the U.S. National Academy of Engineering and the American Philosophical Society. Dr. Jackson is a recipient of the National Medal of Science, the highest award in science and engineering awarded by the U.S. Government. Dr. Jackson is currently a member of the Memorial Sloan Kettering Cancer Center Board of Trustees. Dr. Jackson is a member of the Council on Foreign Relations, and a lifetime trustee of the Brookings Institution. Dr. Jackson is also a Regent Emerita and former Vice-Chair of the Board of Regents of the Smithsonian Institution, and a past president of the American Association for the Advancement of Sciences. Additionally, during the past five years, she served as a director of FedEx Corporation and PSEG.

MARTIN SCHROETER	CHAIRMAN since 2021	AGE 60



Chairman and Chief Executive Officer, Kyndryl

Qualifications, Attributes and Skills

- Global business and leadership experience as chief executive officer of Kyndryl and former senior vice president of global markets of IBM

- Technology, digital and/or cybersecurity experience as chief executive officer of Kyndryl and service in various roles at IBM

- Financial expertise as former senior vice president and chief financial officer of IBM

- Affiliation with leading business and public policy association as a member of the Business Roundtable, the Business Council, the Council on Foreign Relations, and U.S.-India CEO Forum

Relevant Experience

Mr. Schroeter was named the first chief executive officer of Kyndryl in 2021. Previously, Mr. Schroeter served in a variety of business line and finance executive positions at IBM including senior vice president of global markets from 2018 until 2020, responsible for IBM's global sales, customer relationships and satisfaction and worldwide geographic operations and overseeing IBM's marketing and communication functions and building IBM's brand and reputation globally, and senior vice president and chief financial officer from 2014 until 2017, leading IBM's finance function.

Earlier in his career, Mr. Schroeter served as general manager of IBM global financing, managing a total asset base in excess of $37 billion, and had served in numerous roles in Japan, the United States and Australia.

Mr. Schroeter is a member of the Business Roundtable, the Business Council, the Council on Foreign Relations, and U.S.-India CEO Forum.

Kyndryl Board of Directors – Experience and Skills

 **Our Board of Directors has strong leadership skills, extensive transformation experience and wide diversity of background experiences to help drive our strategy of returning to profitable growth**

Kyndryl's Board of Directors brings together ten leaders with a variety of backgrounds in key industries and professions from a wide array of senior executive and leadership roles. Our directors empower our Board with operational experience, financial expertise and academic leadership, as well as extensive research and innovation experience. In addition, many of our directors have a background in facilitating technological change in their organizations and possess digital and cybersecurity experience. Together, they bring a well-rounded perspective and offer a wealth of knowledge for understanding and navigating contemporary business issues so that we can continue to focus on our growth as an independent company.

Director	Client Industry Expertise	Technology, Cybersecurity and/or Innovation	Organizational Leadership and Global Operations Management	Financial Experience/ Expertise	Risk Management	Academia	Government/ Regulatory, or Business/ Public Policy Associations	Public Board	Gender/ Racial/ Ethnic Diversity
Dominic J. Caruso	(icon)		✔	✔	✔		✔	✔	
John D. Harris II	(icon)	✔	✔	✔	✔		✔	✔	✔
Stephen A.M. Hester	(icon)		✔	✔	✔		✔	✔	
Shirley Ann Jackson	(icon)	✔	✔	✔	✔	✔	✔	✔	✔
Janina Kugel	(icon)	✔	✔		✔	✔	✔	✔	✔
Denis Machuel	(icon)	✔	✔	✔	✔		✔		
Rahul N. Merchant	(icon)	✔	✔	✔	✔		✔	✔	✔
Jana Schreuder	(icon)	✔	✔	✔	✔		✔	✔	✔
Martin Schroeter	(icon)	✔	✔	✔	✔		✔		
Howard I. Ungerleider	(icon)		✔	✔	✔		✔	✔	

Industry Expertise

Healthcare	(icon)
Services and Facilities Mgmt.	(icon)
Financial Services & Insurance	(icon)
Manufacturing	(icon)
Information Technology	(icon)
Aerospace & Defense	(icon)
Research & Development	(icon)
Chemicals	(icon)

Effective Board Leadership, Independent Oversight and Strong Corporate Governance

✔ **100%** of Committee members are independent

✔ **100%** of directors attended our 2024 Annual Meeting of stockholders

✔ **30%** of directors are gender diverse

✔ **40%** of directors are racially/ethnically diverse

Director Nomination Process

OVERVIEW

Our Nominating and Governance Committee is responsible for recommending qualified candidates for election to the Board, consistent with the criteria approved by the Board and set forth in our Board Corporate Governance Guidelines and Nominating and Governance Committee Charter. The Board is responsible for selecting nominees for election.

Our Nominating and Governance Committee and the Board seek to ensure that the Board, as a whole, possesses the expertise, qualifications, attributes and skills to carry out its oversight responsibilities effectively and to align with our long-term strategies. Accordingly, our Board Corporate Governance Guidelines provide that individuals are nominated to join the Board based on all appropriate criteria, which may include strength of character, mature judgment, familiarity with our business and industry, independence of thought, ability to work collegially, existing commitments to other businesses, potential conflicts of interest with other pursuits, legal considerations such as antitrust issues, business or professional experience, the diversity of their background and their array of talents and perspectives.

Our directors invest the time and effort necessary to understand the Company's business and financial strategies and challenges, a policy reflected in our Board Corporate Governance Guidelines. Our directors' commitment to their oversight responsibilities is reflected by the 100% attendance of directors at Board and Committee meetings in fiscal year 2025. Pursuant to its charter, before any nomination to the Board, the Nominating and Governance Committee reviews potential directors' service on other boards, as well as other commitments and engagements, to ensure directors have sufficient time to devote to the Company. Since our inception as a public company, we do not believe that any one of our directors have served on more than four public company boards or have been otherwise ''overboarded.'' Further, our guidelines provide that no member of the Audit Committee will serve on more than three public company audit committees, including the Company's, without prior approval of the Board or unless disclosed on our website or Proxy Statement.

CANDIDATE ATTRIBUTES



Business or Professional Experience
Industry and/or other relevant business or professional experience, including corporate governance background, financial and accounting background, compliance background and/or executive compensation background



Array of Talents and Perspectives
The particular talents, areas of expertise and diverse perspectives, including international insights, relevant technical skills and/or pertinent business or government acumen they bring to the Board



Technology or Cybersecurity Background
Experience in managing technological and/or digital services, information security risks or leadership experience in the technology and/or digital space



Leadership Experience
Experience as a senior executive of a global public or private organization and/or academic institution, with skills and insights gained leading an entity's business strategy and operations, including managing or overseeing and implementing corporate strategy and development plans

Because the evaluation of these criteria involves the exercise of careful business judgment, the Nominating and Governance Committee and the Board do not have specific minimum qualifications that are applicable to all director candidates. While there is no formal diversity policy, the Committee and the Board carefully consider work experiences along with a range of backgrounds and perspectives when evaluating whether the Board has the right mix of skills, experience and expertise to effectively oversee the management and governance of the Company.

DIRECTOR CANDIDATE SEARCH

The Nominating and Governance Committee and the Board identify candidates through a variety of means, including:



Recommendations from the Committee and the full Board



Recommendations from stockholders



Suggestions from management



A third-party search firm, periodically

In identifying prospective director candidates, the Nominating and Governance Committee may seek referrals from other members of the Board, management, stockholders and other sources. The Nominating and Governance Committee also may, but is not required to, retain a third-party search firm to assist it in identifying qualified candidates. The Nominating and Governance Committee and the Board use the same criteria for evaluating director candidates regardless of the source of the referral.

STOCKHOLDER RECOMMENDATIONS AND NOMINATIONS

The Nominating and Governance Committee will consider director candidates recommended by stockholders. Any recommendation submitted to the Secretary of the Company should be in writing and should include any supporting material the stockholder considers appropriate in support of that recommendation, and must include information that would be required under the rules of the SEC to be included in a Proxy Statement soliciting proxies for the election of such candidate and a written consent of the candidate to serve as one of our directors if elected.

All recommendations for nomination received by the Secretary that satisfy our Bylaw requirements relating to director nominations will be presented to the Nominating and Governance Committee for its consideration. Stockholders must also satisfy the notification, timeliness and information requirements set forth in our Bylaws. See "Frequently Asked Questions – 18. How do I submit an item of business for the 2026 Annual Meeting?"

Stockholders wishing to propose a candidate for consideration may do so by submitting the information described in this section to: Kyndryl Holdings, Inc., Attention: Corporate Secretary's Office, One Vanderbilt Avenue, 15th Floor, New York, New York 10017.

In addition, our Bylaws permit a stockholder, or a group of up to 20 stockholders, that has continuously owned for three years at least 3% of the Company's outstanding common stock, to nominate and include in the Company's annual meeting proxy materials up to the greater of two directors or 20% of the number of directors to be elected at the annual meeting ("Proxy Access"), provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in our Bylaws, which are posted on our Investor Relations website at ***investors.kyndryl.com***. Stockholder requests to include stockholder-nominated directors in the Company's proxy materials for our 2026 Annual Meeting of Stockholders pursuant to our Proxy Access bylaw must be received by the Company no earlier than January 17, 2026 and no later than February 16, 2026.

Director Attendance

All directors are expected to make every effort to attend all meetings of the Board, meetings of the committees of which they are members and the Annual Meeting of Stockholders. In the Company's 2025 fiscal year:

- The Board met 6 times and the committees collectively met 16 times;
- Each director attended 100% of the total number of meetings of the Board and of the committees on which each such director served;
- All 10 of our directors attended the Company's 2024 Annual Meeting of Stockholders.

Director Independence

Under our Board Corporate Governance Guidelines and NYSE rules, a director is not independent unless our Board affirmatively determines that he or she does not have a direct or indirect material relationship with us or any of our subsidiaries.

Our Board Corporate Governance Guidelines define independence in accordance with current NYSE standards for listed companies and require that our Nominating and Governance Committee and our Board review the independence of all directors at least annually.

After review of all relevant facts and circumstances, our Board has affirmatively determined that each of Dominic J. Caruso, John D. Harris II, Stephen A.M. Hester, Shirley Ann Jackson, Janina Kugel, Denis Machuel, Rahul N. Merchant, Jana Schreuder and Howard I. Ungerleider is independent under the guidelines for director independence set forth in the Board Corporate Governance Guidelines and under all applicable NYSE rules, including with respect to committee membership.



Board Independence

Martin Schroeter, Kyndryl Chairman and CEO

1

90% independent

9 independent

All committee members are independent

Audit Committee
100% independent

Compensation and Human Capital Committee
100% independent

Nominating and Governance Committee
100% independent

In making its independence determinations, our Board reviewed all information known to it (including information identified through annual directors' questionnaires), including the various commercial transactions and relationships between us and our subsidiaries and the entities with which certain of our directors are or have been affiliated. The Board determined that the transactions identified were not material and did not affect the independence of any of our non-employee directors under either our Board Corporate Governance Guidelines or the applicable NYSE rules.

Board Leadership Structure



MARTIN SCHROETER

Chairman of the Board and Chief Executive Officer



STEPHEN A.M. HESTER

Lead Independent Director

Selecting a company's leadership structure is one of the most important tasks of any Board. There is not a one-size-fits-all model for board leadership, which is why our Bylaws provide that the Board has an annual duty to elect a Chairman of the Board from among its members. The Board believes that Kyndryl and its stockholders are best served by maintaining this flexibility and that a permanent leadership policy is not in the best interests of the Company. Therefore, our governing documents enable the Board to determine the appropriate Board leadership structure for the Company and allow the roles of Chairman of the Board and Chief Executive Officer to be filled by the same or different individuals. Additionally, our Board Corporate Governance Guidelines provide that the Company will have a Lead Independent Director whenever the Chairman of the Board is a non-independent director.

Currently, Mr. Schroeter serves as Chairman of the Board and Chief Executive Officer. Combining the role of Chairman and Chief Executive Officer at this time ensures that the Chairman has significant experience in the technology services business and ongoing executive responsibility for the Company. In the Board's view, this approach enables the Board to better understand the Company and work with management to enhance stockholder value. In addition, the Board believes that this structure enables it to better fulfill its risk oversight responsibilities. This also allows the Chief Executive Officer to more effectively communicate the Board's view to management and facilitates robust communications between all of management and the Board.

The Lead Independent Director position provides strong, independent leadership for the Board. It is the opinion of the Board that Sir Stephen Hester's diverse, international executive leadership and corporate governance experience from serving in leadership positions on various public company boards make him exceptionally qualified to lead the independent members of the Board in their oversight of management. Sir Stephen Hester's leadership experience includes roles as a Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, as well as serving as Chairman of the Board for multiple international companies in diverse industries. Under our Board Corporate Governance Guidelines, Sir Stephen Hester, as the Lead Independent Director, has significant and robust duties and responsibilities, including:

- presiding at all meetings of the Board at which the Chair is not present, including executive sessions of the independent directors;
- serving as liaison between the Chair and the independent directors;
- approving information sent to the Board;
- approving meeting agendas for the Board;
- approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- authority to call meetings of the independent directors; and
- if requested by major stockholders, ensuring that he is available, as necessary after discussions with the Chairman and Chief Executive Officer, for consultation and direct communication.

The Board considers its current leadership structure to be appropriate for the Company at this time. The Board believes that the responsibilities of the Lead Independent Director and the highly independent composition of the Board help to ensure appropriate oversight of the Company's management by the Board and optimal functioning of the Board.

Board Oversight of Strategy

The Board is responsible for the overall oversight of management in the execution of its responsibilities. In this oversight role, the Board regularly reviews the Company's long-term business strategy and works with management to set the short-term and long-term strategic objectives of the Company and to monitor progress on those objectives. Strategy discussions are an integral part of each Board meeting, with discussions and presentations led by members of senior management, as well as specific subject-matter experts. In addition, on an annual basis, the Company devotes significant time in a separate session dedicated to a full strategic review with senior management and subject matter experts.

Board and Committee Oversight of Risk Management

One of the most significant oversight responsibilities for our Board is with respect to risk management. The Board executes this oversight with a multi-tiered approach through oversight by the entire Board, as well as through its committees, each of which assists the Board in overseeing a part of our overall risk management and regularly reports to the Board, as discussed below. In that way, risk oversight responsibilities are shared by all committees of the Board, with each committee responsible for oversight of matters most aligned with the responsibilities set forth in its charter. We believe that allocating responsibility to a committee with relevant knowledge and experience provides a more focused and deeper oversight of risk. This allows for a multi-tiered approach to risk oversight, with the full Board retaining overall oversight responsibility.



Our senior leadership team is responsible for managing our enterprise risk management program under the oversight of the Audit Committee, which periodically reviews the Company's enterprise risks and related enterprise risk management framework and processes. Responsibility for managing each of our highest priority risks is assigned to one or more members of our senior leadership team. Line management under the leadership of key senior leaders perform the daily processes, controls and practices of our risk management program. Our enterprise risk management program is designed to identify, assess and manage our risk exposures, and management regularly reports to the Board and its committees on our material operational, strategic and financial risks (over the short-, intermediate- and long-term) and plans to monitor, manage and mitigate these risks, as described below.

Each committee also, when desired by the applicable committee, meets with outside advisors (including consultants and experts) in executing its risk oversight responsibilities.

BOARD OF DIRECTORS

Overall Oversight of Enterprise Risk Management

COMMITTEES

Audit	Compensation and Human Capital	Nominating and Governance
✓ Financial Statement Integrity Risk	✓ Compensation Risk	✓ Governance Risk
✓ Cyber and Data Privacy Risk	✓ Human Capital Risk	✓ Corporate Public Responsibility Risk

The **Board** is responsible for the overall oversight of our enterprise risk management program and receives regular updates from management on our material operational, strategic and financial risks (over the short-, intermediate- and long-term) and plans to monitor, manage and mitigate these risks. With respect to operational and strategic risks, the Board receives periodic updates from: our Chief Information Security Officer, Chief Information Officer, Security & Resiliency global practice leader and other senior leaders with respect to cybersecurity and data privacy matters; our Chief Human Resources Officer on compensation and human capital matters; and our Global Head of Corporate Affairs and Senior Vice President, Global Citizenship & Sustainability with respect to environmental and corporate responsibility matters. The Board considers the foregoing matters so critical to our business that it maintains concurrent oversight over them with its committees.

The **Audit Committee** periodically reviews our accounting, reporting and financial practices and risk exposures, including with respect to the integrity of our financial statements, our financial reporting, our administrative, financial and disclosure controls, our enterprise risk management program, compliance with legal and regulatory requirements, our engagement with Kyndryl's independent auditor and our cybersecurity and data privacy controls. Through its regular meetings with management, including the finance, legal, internal audit and information security functions, and Kyndryl's independent registered public accounting firm, the Audit Committee reviews and discusses all significant areas of our business and related risks and summarizes for the Board areas of risk, including cyber risk, and any mitigating factors. With respect to compliance matters, the Audit Committee receives regular updates from our Chief Compliance Officer, who reports to our General Counsel. With respect to enterprise risk management, the Audit Committee receives regular updates from our Senior Vice President & General Auditor. With respect to cybersecurity-related matters, the Audit Committee receives periodic updates from our Chief Information Security Officer about the Company's cybersecurity policies and practices, cybersecurity developments, trends, risks, notable incidents, mitigation strategies, maturity initiatives and other developments, as well as periodic updates from our Chief Information Officer, Security & Resiliency global practice leader and other senior leaders.

The **Compensation and Human Capital Committee** considers, and discusses with management and its independent compensation consultant whether certain risks, including arising from our compensation structure, human capital practices and other policies and programs for our employees are reasonably likely to have a material adverse effect on us. The Compensation and Human Capital Committee oversees management succession planning, human capital management and our employee engagement and assesses the ability of our compensation programs to attract and retain high-performing talent.

The **Nominating and Governance Committee** oversees and evaluates programs and risks associated with Board organization, membership and structure and corporate governance, including director independence and related person transactions. The Nominating and Governance Committee also oversees and assesses risks associated with our corporate responsibility initiatives, including our environmental and sustainability goals and initiatives.

Management Succession Planning

Succession planning is a key component of our talent strategy. The Board and the Compensation and Human Capital Committee provide active oversight of management's succession planning process through robust discussions and periodic reviews, including annually with the CEO and Chief Human Resources Officer. The Board regularly interacts with key leaders, which allows for important exposure opportunities with strong candidates for succession for various senior roles. The Compensation and Human Capital Committee oversees the management continuity planning process, is responsible for reviewing and evaluating the succession plans relating to all executive officer positions and for making recommendations to the Board on individuals to occupy these positions.

Board and Committee Self-Evaluation Process

As part of its strong governance practices and policies, the Company has a robust board and committee self-evaluation process. Our multi-part process is designed to elicit honest and candid feedback from directors in multiple formats and at different times to ensure that the Board and its committees are operating effectively and that its processes reflect best practices. The form of assessment used to facilitate the evaluation is reviewed each year to ensure it continues to be consistent with market practice and encompasses a broad array of topics. The Nominating and Governance Committee annually reviews the form for the Board and committee self-evaluations. The steps below outline the formal evaluation process; however, the totality of the evaluation process is dynamic and ongoing with feedback discussed among Board members throughout the year.

Process	Kyndryl Leadership	Key Events
1 One-on-one Interviews	Chairman of the Board	• Chairman solicits feedback from individual directors in a one-on-one formal self-evaluation • Feedback from individual directors in a one-on-one format enables directors to discuss their views on an individual basis
2 Each Individual Committee Conducts Annual Self-Evaluation	Committee Chairs	• Each committee performs its own self-evaluation in an executive session on an annual basis • Evaluations are led by the Chair of each committee, promoting candid discussion in a smaller committee setting of matters that are specific to each committee

3 Full Board Conducts Annual Self-Evaluation	Lead Independent Director	• Lead independent Director leads the entire Board in an annual self-evaluation to review the effectiveness of the Board
		• Among other items, the Board focuses on areas such as:
		  ▪ Board composition, including the backgrounds, skills and experience of our directors
		  ▪ Board culture and rapport among directors
		  ▪ Scope and quality of Board meeting materials
		  ▪ Board access to Company management
		  ▪ Overall Board performance and effectiveness of the Board and each of its committees

4 Evaluation of Feedback	Full Board	• Full Board collectively discusses insights from each of these evaluation sessions at a subsequent meeting
5 Board and Committee Enhancements	Full Board	• Board and/or its committees implement enhancements to its existing policies and practices, as appropriate • Feedback is also considered for future Board meeting or education sessions

Committees of the Board

Our Board has three standing committees – Audit Committee, Compensation and Human Capital Committee and Nominating and Governance Committee. Each committee is comprised solely of directors who satisfy the independence criteria established by the Board, which reflect the standards of the NYSE and the rules of the SEC, including the heightened independence requirements that apply to Audit Committee and Compensation and Human Capital Committee members. Each committee has a written charter that sets forth the committee's duties and responsibilities.



Director	Independent	Audit	Compensation and Human Capital	Nominating and Governance
Dominic J. Caruso	✔	C ✚		
John D. Harris II	✔			👤
Stephen A.M. Hester L	✔			C
Shirley Ann Jackson	✔			👤
Janina Kugel	✔		👤	
Denis Machuel	✔	👤 ✚		
Rahul N. Merchant	✔	👤 ✚		
Jana Schreuder	✔		C	
Howard I. Ungerleider	✔		👤	
Number of Committee Meetings in fiscal year 2025		6	6	4

L Lead Independent Director   C Committee Chair   👤 Committee Member   ✚ Audit Committee Financial Expert

Each committee reviews its charter at least annually to ensure such charters reflect evolving trends and best practices. The charter of each committee can be found on our Investor Relations website, *investors.kyndryl.com*, under Corporate Responsibility: Governance: Governance Documents: Committee Charters.

Members and Qualifications

DOMINIC J. CARUSO – CHAIR



Mr. Caruso has many years of experience as a public company chief financial officer, including direct involvement in the preparation of financial statements and setting financial disclosure policy and as chair of another public company audit committee.

DENIS MACHUEL



Mr. Machuel, in his role as chief executive officer, has valuable experience overseeing a chief financial officer and the financial reporting process of public companies.

RAHUL N. MERCHANT



Mr. Merchant has many years of experience in the financial services industry, as well as prior service as the chair of the audit committee of another public company board. Mr. Merchant has technology, digital and cybersecurity experience through his roles as CIO and CTO at major financial entities.

Key Responsibilities and Oversight Areas

The Committee is responsible for overseeing reports of our financial results, audit reporting, internal controls, adherence to our code of ethics and compliance with applicable laws and regulations. Concurrent with that responsibility, as set out more fully in the Committee's Charter, the Committee has other key responsibilities, including:

- selecting the independent registered public accounting firm, approving all related fees and compensation, overseeing such firm's work and reviewing its selection with the Board;

- preapproving the proposed services to be provided by the independent registered public accounting firm;

- reviewing the procedures of the independent registered public accounting firm to ensure its independence and other qualifications for services performed for us;

- reviewing any significant changes in accounting principles or developments in accounting practices and the effects of those changes on our financial reporting;

- assessing the effectiveness of our internal audit function and overseeing the adequacy of internal controls, key controls and processes in specific areas, including cybersecurity, and enterprise risk management processes;

- overseeing the Company's efforts to develop and implement policies, procedures and strategies for identifying, managing and monitoring cybersecurity and data privacy matters; and

- meeting with management prior to each quarterly earnings release and periodically to discuss the appropriate approach to earnings press releases and the type of financial information and earnings guidance to be provided to analysts and rating agencies.

NOMINATING AND GOVERNANCE COMMITTEE

Members and Qualifications

STEPHEN A.M. HESTER – CHAIR



Sir Stephen Hester has valuable international governance experience gained through serving as the chief executive officer of public companies in Europe and serving as a member of multiple public company boards in the role of chairman.

JOHN D. HARRIS II



Mr. Harris has governance experience, including at a global technology company, gained through serving a wide range of roles, including as the head of business development and the CEO of a subsidiary at a public company, as well as serving as a member of other public company boards.

SHIRLEY ANN JACKSON



Dr. Jackson has a broad governance perspective gained through serving as the president at a major technology and science university and in senior leadership positions in government, industry and research. She has also served on several public company boards across many industries including the technology sector. This experience includes leadership positions as the chair of a governance committee and the Lead Director of another public company.

Key Responsibilities and Oversight Areas

The Committee is devoted to the continuing review, definition and articulation of our governance structure and practices. Concurrent with that responsibility, as set out more fully in the Committee's Charter, the Committee has other key responsibilities, including:

- leading the search for qualified individuals for election as our directors based on all appropriate criteria, including candidates' business or professional experience, the diversity of their background and their talents and perspectives, technology or cybersecurity experience; reviewing and assessing the independence of each director nominee; and planning for future Board and Committee refreshment actions;
- advising on all matters concerning directorship practices, and on the function, composition and duties of the committees of the Board;
- reviewing and assessing the independence of all of our non-management directors, heightened standards for Audit and Compensation and Human Capital Committee members and assessing transactions with related persons annually;
- developing and making recommendations to the Board regarding a set of corporate governance guidelines;
- reviewing and recommending to the Board the form and amount of our non-management director compensation;
- reviewing our position and practices on significant corporate contributions, environmental matters and corporate responsibility matters; and
- reviewing and considering stockholder proposals.

COMPENSATION AND HUMAN CAPITAL COMMITTEE

Members and Qualifications

JANA SCHREUDER – CHAIR



Ms. Schreuder brings to our Committee her perspective as a former public company chief operating officer and chair of another public company compensation committee, as well as valuable risk management experience.

JANINA KUGEL



Ms. Kugel brings to our Committee over a decade of experience as a human resources executive, including as a chief human resources officer responsible for executive recruitment and compensation as well as employee engagement.

HOWARD I. UNGERLEIDER



Mr. Ungerleider brings to our Committee financial planning experience through serving as a president and chief financial officer of a public company and an understanding of the link between such financial planning and incentive compensation.

Key Responsibilities and Oversight Areas

The Compensation and Human Capital Committee has responsibility for defining and articulating our overall executive compensation philosophy and key compensation policies, including the material risks associated with executive compensation structure, policies and programs. Concurrent with that responsibility, as set out more fully in the Committee's Charter, the Committee has other key responsibilities, including:

- reviewing and approving the corporate goals and objectives relevant to the CEO's compensation, evaluating, together with the other independent members of the Board, the CEO's performance in light of those goals and objectives and, based on such evaluation, recommending the CEO's compensation level for approval by the independent members of the Board;

- administering and approving all elements of compensation for the Company's non-CEO executive officers;

- annually reviewing and discussing with management the Company's compensation policies and practices as applied to employees generally to assess whether any risks arising from such structures, policies and programs are reasonably likely to have a material adverse effect on the Company;

- reviewing our human capital management and employee engagement;

- overseeing and approving the management continuity planning process;

- overseeing the evaluation of management;

- approving, by direct action or through delegation, participation in and all awards, grants and related actions under our equity plan;

- monitoring compliance with stock ownership guidelines and administering clawback policies; and

- evaluating, on at least an annual basis, whether any work provided by the Committee's compensation consultant raised any conflict of interest and pre-approving any services to be provided to the Company or its subsidiaries by any of the Committee's compensation consultants.

Compensation and Human Capital Committee Oversight of Kyndryl Compensation

- The Committee approves the individual salary, annual bonus and equity awards for our non-CEO executive officers and approves the aggregate annual bonus and annual long-term equity award pools for employees who are not executive officers.

- The Committee reviews and approves the corporate goals and objectives relevant to our CEO's compensation, evaluates, together with the other independent members of the Board, his performance in light of those goals and objectives and, based on such evaluation, recommends his compensation level for approval by the independent members of the Board.

- The Committee considers the CEO's review of each executive officer's performance and recommendations with respect to his or her compensation.

- The Committee has authority under its charter to retain outside consultants or advisors, as it deems necessary or advisable. In accordance with this authority, the Committee has engaged the services of Frederic W. Cook & Co. ("FW Cook") as its independent compensation consultant. For a detailed discussion regarding the role of compensation consultants with respect to executive and director compensation, see "2025 Executive Compensation – Compensation Discussion and Analysis – Executive Compensation Decision-Making and Oversight."

- Pursuant to its charter and the Amended and Restated Kyndryl 2021 Long-Term Performance Plan, the Committee has delegated limited authority to each of the CEO and the Chief Human Resources Officer to make long-term incentives outside the annual grant process, or "off-cycle grants," to employees and new hires who are not officers subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The delegation is subject to a cap on the aggregate grant date values of long-term incentives that may be awarded to any individual and a cap on the aggregate number of shares of all awards pursuant to the delegation. Any "off-cycle grants" are reported to the Committee at the next regularly scheduled meeting following such awards.

Kyndryl Code of Conduct

Our code of ethics is The Kyndryl Code of Conduct. The Kyndryl Code of Conduct is applicable to all our directors, officers and employees, including our Chairman and Chief Executive Officer, Chief Financial Officer, Controller and other senior financial officers. The Kyndryl Code of Conduct sets forth our policies and expectations on a number of topics, including conflicts of interest, compliance with laws (including insider trading laws), use of our assets and business conduct and fair dealing. The Kyndryl Code of Conduct also satisfies the requirements for a code of ethics, as defined by Item 406 of Regulation S-K promulgated by the SEC. The Kyndryl Code of Conduct can be found on our Investor Relations website at *investors.kyndryl.com* under Corporate Responsibility: Governance: Governance Documents: The Kyndryl Code of Conduct.

To the extent applicable, we will disclose within four business days any substantive changes in, or waivers of, The Kyndryl Code of Conduct granted to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, by posting such information on our website as set forth above rather than by filing a Current Report on Form 8-K. In the case of a waiver for an executive officer or a director, the required disclosure also will be made available on our website within four business days of the date of such waiver.

Securities Trading Policy

The Company has adopted a securities trading policy and procedures applicable to our directors, officers and key employees, and implemented processes for the Company that are designed to promote compliance with insider trading laws. The policy prohibits the purchase, sale and any other transactions by any person while in possession of material, non-public information. The policy establishes quarterly trading windows during which Company directors, executive officers and key employees are unable to perform any purchases or sales of Kyndryl securities, as the announcement of annual and quarterly financial results has the potential to have a material impact on Kyndryl securities. Directors, executive officers and key employees must request pre-approval to perform any transactions with their Kyndryl securities during open trading periods. For information regarding the Company's prohibition on the hedging and pledging of Company stock, see ''2025 Executive Compensation – Compensation Discussion and Analysis – Additional Compensation Information – Prohibition on Hedging and Pledging of Company Stock'' of this Proxy Statement.

Board Corporate Governance Guidelines

Our Board Corporate Governance Guidelines assist the Board in guiding our governance practices. Our Board Corporate Governance Guidelines are periodically reviewed by the Nominating and Governance Committee and Board, and any changes determined by the Nominating and Governance Committee to be appropriate in light of emerging governance practices or otherwise are submitted to the full Board for consideration. These guidelines describe the Board's views in a number of areas, including:

- Board independence;
- leadership structure;
- composition (including director qualifications and diversity of background);
- responsibilities and operations;
- director compensation and stock ownership;
- Chief Executive Officer evaluation and succession planning;
- Board committees;
- director orientation and continuing education;
- director access to management and independent advisors; and
- annual Board and committee evaluations.

Our Board Corporate Governance Guidelines can be found on our Investor Relations website at *investors.kyndryl.com* under Corporate Responsibility: Governance: Governance Documents: Board Corporate Governance Guidelines.

Communications with the Board

The method by which stockholders and other interested parties may communicate with the Board, individual directors, the non-management directors as a group, or with the Chair, can be found on our Investor Relations website at *investors.kyndryl.com* under Corporate Responsibility: Governance: Board of Directors: Contact the Board.

Investor Engagement

Throughout the year, we proactively engage with our investor community on a variety of topics, including our business transformation, strategy, industry trends, financial performance, corporate governance, executive compensation and corporate citizenship. We engage with existing and potential stockholders to ensure their understanding of our strategy, to seek their input and feedback, and for us to remain well-informed regarding their perspectives.

Our engagement is primarily conducted by the Company's management including our Chief Executive Officer, our Chief Financial Officer, our Global Head of Investor Relations and other members of our senior leadership team across many of the Company's functions including Legal, Finance, Business Operations, Human Resources and Corporate Responsibility. Members of our Board also participate in some of our investor engagements.

FISCAL 2025 INVESTOR ENGAGEMENT

Governance Engagement

- During proxy season, offer investors the opportunity to discuss matters on the Annual Meeting agenda, as well as other investor interest areas in the weeks leading up to the Annual Stockholders Meeting

- Off-season engagement is more comprehensive and covers broader areas of the Company's strategy, governance structure, executive compensation, and corporate citizenship objectives

- Our off-season outreach in fiscal 2025 covered investors owning more than 40% of shares outstanding as of March 31, 2025

IR Engagement

- Proactive outreach in an effort to engage all members of the investment community throughout the entire year. Focused on company strategy, results, outlook, and progress on medium-term business objectives

- Hosted our first Investor Day event as a stand-alone public company where our Chief Executive Officer, Chief Financial Officer and other key senior leaders outlined our growth strategy to the investment community

- Met, in-person or virtually, with more than 100 investment firms in fiscal 2025, of which accounted for approximately 50% of our shares outstanding as of March 31, 2025

Year-round engagement covers approximately 50% of our shares outstanding









Corporate Citizenship at Kyndryl

ALIGNING OUR CORPORATE CITIZENSHIP STRATEGY WITH OUR MISSION

We are powering human progress to drive a positive impact on our business aligned with our corporate values by supporting environmental stewardship, fostering employees' sense of belonging and promoting good governance practices. Kyndryl's Corporate Citizenship strategy is aligned with our strategic business priorities and rooted in our commitment to drive success in our business, and we apply this same principle to how we approach, develop and execute our Corporate Citizenship strategy. We focus on three domains: "Environment," including sustainability practices and programs; "People," including support for our people and communities; and "Trust," including ethical business practices and compliance programs.

BOARD OVERSIGHT OF CORPORATE CITIZENSHIP STRATEGY

An essential aspect of executing our Corporate Citizenship strategy is the role our Board plays. Our Board has oversight of our strategy and the effective implementation of our plans. The Board established the oversight structure below to support management's execution of our Corporate Citizenship strategy.

BOARD OF DIRECTORS

Overall Oversight of Corporate Citizenship Strategy

⇅

COMMITTEES

Audit	Compensation and Human Capital	Nominating and Governance
✓ Enterprise Risk Management	✓ Human Capital Management	✓ Governance Best Practice
✓ Cyber	✓ Succession Planning	✓ Board Composition
✓ Data Privacy	✓ Employee Engagement	✓ Environmental Programs and Climate Change
✓ Ethics, Compliance and Supply Chain	✓ Role of Corporate Citizenship Metrics in Compensation Strategy	✓ Corporate Responsibility Matters

✓ Investor Engagement

OUR CORPORATE CITIZENSHIP HIGHLIGHTS

Since our inception as a public company, we have taken meaningful steps to practice and report about corporate citizenship, both within our organization and among our stakeholders. Find more information on the Company's website at ***www.kyndryl.com*** under About Us: Corporate Citizenship.

Corporate Citizenship Objectives	Fiscal 2025 Highlights



Environment

Kyndryl is dedicated to advancing sustainable business practices, enhancing operational efficiency and optimizing our supply chain. Through environmental education and awareness initiatives, we empower our stakeholders to contribute toward fulfilling our environmental objectives. We are building and providing innovative sustainability solutions to support our customers to build and meet their goals.

- Achieved our annual emission reduction goals, aligned with our 2040 net-zero and 2030 near-term emission reduction targets, which have been validated by the Science Based Targets initiative (''SBTi'').
- Obtained global certifications for our Environmental and Energy Management System, which helps us to operationalize our environmental goals.
- Exceeded our goal to educate our employees with our Kyndryl sustainability training course.
- Delivered sustainability services for our customers related to decarbonization and transformation.
- Continued to progressively apply the Responsible Business Alliance Code of Conduct to our suppliers and educated our supplier network about net-zero goals.



People

Our people are at the center of designing, building and managing the technology environments that the world depends on every day. We will continue to invest in our teams to be at the heart of technological change for our customers. We are focused on empowering Kyndryls to advance their careers through ongoing training and upskilling and building a supportive culture so that all our employees and the communities where we live and work can thrive.

- Equipped Kyndryls to build technical, leadership and business skills through a variety of methods to support customer needs. Kyndryls completed 2.3 million hours of learning in fiscal 2025.
- Launched a new global, comprehensive, well-being offering, Kyndryl Be Well, available at no cost to all Kyndryls and their families, fostering well-being and a culture of empathy.
- In our fiscal 2025 Annual Engagement Survey, our employee engagement score increased and was above industry average for the third consecutive year.
- Awarded 12 grants across 11 countries through our Kyndryl Foundation to support cybersecurity and AI skilling for economic advancement and a positive long-term impact.



Trust

Kyndryl builds trust by leveraging industry best practices to govern its management system, applying processes and tools to enable operations to meet the standards of compliance and responsible business practices that clients and partners expect. Our governance is overseen by a Board of Directors that brings leadership expertise, global perspective and extensive transformation experience.

- Achieved 100% completion rate by eligible employees for the Kyndryl Code of Conduct training course.
- Strengthened enterprise-wide oversight over cyber defense and maturity by providing cyber awareness training, as well as other defense strategies and tools.
- Advanced our AI strategy and responsible AI principles by implementing a robust AI governance model, supporting and strengthening our own enterprise use of AI tools and technologies, as well as solutions for customers.
- Continued to build upon our corporate governance processes and structures consistent with market best practices and various international standards to enable us to manage and report on our responsible and ethical business practices.

Certain Relationships and Related Person Transactions

Our Board adopted a written Policy on Related Person Transactions to guide its review, approval and ratification of related person transactions. The Policy on Related Person Transactions does not prohibit related person transactions, but provides that such transactions must be reviewed, approved or ratified and disclosed in accordance with the SEC's rules regarding related person transactions.

Under our Policy on Related Person Transactions, information about transactions in which the Company was or is to be a participant and in which any related person had, has, or will have a direct or indirect material interest, are reviewed, approved or ratified by the independent directors on our Board or by any committee designated by the Board that is comprised solely of independent directors. Related persons include our directors, director nominees and executive officers, beneficial owners of more than five percent of our common stock, as well as immediate family members of any of the foregoing. If the related person at issue is a director, or a family member of a director, then that specific director will not participate in any Board discussions involving the transaction at issue.

In reviewing related person transactions, the independent directors on our Board (or the designated committee) will consider all relevant facts and circumstances, including:

- the relationship of the related person to the Company;

- the nature and extent of the related person's interest and business rationale for engaging in the transaction;

- the material terms of the transaction and whether the value and terms are similar to transactions previously entered into by the Company with non-related persons;

- the importance and fairness of the transaction both to the Company and to the related person; and

- whether the transaction would likely impair the judgment of a director or executive officer to act in the best interest of the Company and whether the transaction would compromise the director's independence under the NYSE rules (including those applicable to committee service).

The independent directors on our Board (or the designated committee) will not approve or ratify a related person transaction unless they determine that the transaction is consistent with the best interests of the Company and its stockholders. In addition to our Policy on Related Person Transactions, the Company's directors and officers complete an annual questionnaire and disclose all potential related person transactions and are required to notify the General Counsel throughout the year of any potential related person transactions of which they become aware.

Also, the Kyndryl Code of Conduct requires that all employees, officers and directors avoid any situation that involves or appears to involve a conflict of interest between their personal and professional relationships. Our Audit Committee provides oversight regarding compliance with the Kyndryl Code of Conduct. The Kyndryl Code of Conduct also requires that all employees seek approval from management and Kyndryl counsel prior to accepting membership on the board of directors, advisory board, advisory council or similar position at another company.

Since April 1, 2024, there have been no related person transactions or pending related person transactions that required disclosure.

Director Compensation

The director compensation program for fiscal 2025, as adopted by the Board and described below, provides that each of our non-employee directors receives a cash retainer and an annual equity award in the form of restricted stock units ("RSUs") for their services to the Board and its committees. Mr. Schroeter, Chairman and Chief Executive Officer, does not receive separate compensation for his service on the Board.

The Board believes that annual compensation for non-employee directors should consist of both a cash component, designed to compensate members for their service on the Board and for serving as Lead Independent Director or as the chair of a Board committee, and an equity component, designed to align the interests of directors and stockholders. In addition, each director will be reimbursed for out-of-pocket expenses in connection with his or her services.

This program enables continued attraction and retention of highly qualified directors and to address the time, effort and responsibility required by active board membership. Director compensation is reviewed by the Nominating and Governance Committee and the Board on an annual basis.



Fiscal 2025 Annual Compensation

CASH RETAINER
$125,000

EQUITY GRANT
$210,000

Fiscal 2025 Additional Annual Cash Retainers	
Lead Independent Director	$60,000
Board Committee Chairmanship	
Audit	$30,000
Compensation and Human Capital	$22,500
Nominating and Governance	$22,500

The cash retainer is paid in installments and prorated for partial years of service. The annual RSU grant is made on the date of the annual meeting each year, has an annual target value of $210,000 and fully vests on the earlier of the anniversary of the grant date and the date of our next annual meeting following the grant date (provided that the date of the meeting is at least 50 weeks after the grant date). Accordingly, on July 25, 2024, we granted each of our non-employee directors 7,787 RSUs that will vest in full on July 25, 2025, the anniversary of the date of the 2024 Annual Meeting, subject to the director's continued service through such date.

Our directors are subject to the Stock Ownership Guidelines described under "2025 Executive Compensation – Compensation Discussion and Analysis – Additional Compensation Information – Stock Ownership Guidelines." Pursuant to such guidelines, our non-employee directors are required to retain 100% of the shares of our common stock underlying the RSUs, net of any amounts required to pay taxes, until they achieve the ownership required by the guidelines. As of March 31, 2025, all of our directors have met the guidelines.

The table below sets forth information regarding the compensation of each of our non-employee directors for the fiscal year ended March 31, 2025.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
Dominic J. Caruso	155,000	210,015	365,015
John D. Harris II	125,000	210,015	335,015
Stephen A.M. Hester	207,500	210,015	417,515
Shirley Ann Jackson	125,000	210,015	335,015
Janina Kugel	125,000	210,015	335,015
Denis Machuel	125,000	210,015	335,015
Rahul N. Merchant	125,000	210,015	335,015
Jana Schreuder	147,500	210,015	357,515
Howard I. Ungerleider	125,000	210,015	335,015

[1] Represents the aggregate dollar amount of all fees earned or paid in cash to each non-employee director, including the annual cash retainer, committee and/or chairmanship fees.

[2] Represents the aggregate grant date fair value of RSUs granted during fiscal 2025 computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation ("Topic 718"). The assumptions used in the valuation are discussed under "Stock-Based Compensation" in Note 1 – "Significant Accounting Policies" and Note 16 – "Stock-Based Compensation" to the financial statements included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2025 ("Fiscal 2025 Form 10-K"). As of March 31, 2025, each of our non-employee directors had 7,787 RSUs outstanding, which will vest on July 25, 2025, subject to continued service through such date.

2025 Executive Compensation

EXECUTIVE COMPENSATION CONTENTS

Proposal 2 – Advisory Vote to Approve Executive Compensation

Pursuant to Section 14A of the Exchange Act, Kyndryl asks that stockholders cast an advisory vote, on a non-binding basis, to approve the compensation of our named executive officers as disclosed in this "2025 Executive Compensation" section beginning on page 34 of this Proxy Statement. While this vote is non-binding on the Company and the Board, Kyndryl values the opinions of our stockholders and, consistent with our record of engagement, will consider the outcome of the vote when making future compensation decisions for our named executive officers.

In deciding how to vote on this proposal, the Board encourages you to read the Compensation Discussion and Analysis, beginning on page 36 of this Proxy Statement. Our executive compensation programs are designed to be consistent with our compensation philosophy to **pay for performance**, **align with stockholders** and **pay competitively**. As described in the Compensation Discussion and Analysis, the Compensation and Human Capital Committee and the Board believe that our compensation policies and programs effectively align the interests of our executive officers with the interests of our stockholders by linking a significant portion of their compensation to Kyndryl's performance and by providing a competitive level of compensation designed to motivate our named executive officers to execute, and reward them for their progress in the execution of, the Company's strategy to drive profitable growth.

The Board recommends that stockholders vote **FOR**, in an advisory vote, the following resolution:

> "**RESOLVED**, that the compensation of the Company's named executive officers as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussion, is approved."

The Board has adopted a policy of providing annual advisory approvals of the compensation of our named executive officers. The next advisory vote to approve executive compensation will occur at the Company's 2026 Annual Meeting of Stockholders.

 The Board recommends that you vote **FOR** the approval of the compensation of the named executive officers.

Compensation Discussion and Analysis

I.   EXECUTIVE SUMMARY

This Compensation Discussion and Analysis provides a description of Kyndryl's executive compensation philosophy and programs, and more specifically, discusses the process in determining the compensation of our named executive officers ("NEOs").

NEOs

Kyndryl's NEOs for fiscal year 2025 were the following five executive officers:











MARTIN SCHROETER	**DAVID WYSHNER**	**ELLY KEINAN**	**EDWARD SEBOLD**	**MARYJO CHARBONNIER**
Chairman and Chief Executive Officer	Chief Financial Officer	Group President	General Counsel and Secretary	Chief Human Resources Officer

Our Compensation Philosophy

Our Compensation and Human Capital ("CHC") Committee based its compensation decisions with respect to the compensation of our executive officers in fiscal 2025 on the following principles:



PAY FOR PERFORMANCE

- At target, approximately 65% of our NEOs' compensation opportunity is performance-based and 75-90% is variable and at-risk
- Incentive compensation is tied to our business results and individual performance



ALIGN WITH STOCKHOLDERS

- Incentives are tied to both short-term and long-term performance goals to balance risk while rewarding for delivering financial, operating and strategic performance aligned with our business strategy and stockholder interests
- A significant portion of NEOs' compensation is delivered in equity, further aligning their interests with stockholders
- NEOs are required to retain shares earned until minimum share ownership levels are achieved per our stock ownership guidelines



PAY COMPETITIVELY

- Total target compensation levels are competitive to attract and retain high-performing talent
- Actual pay levels will vary based on performance

Fiscal 2025 Performance Highlights

In the fiscal year ended March 31, 2025 ("fiscal 2025"), Kyndryl's third full fiscal year operating as an independent company, the Company continued to execute on its strategy to return to sustainable profitable growth.

Kyndryl exceeded all of its strategic objectives in its "three-A's" initiatives for fiscal 2025:

- **Alliances initiative** – the Company leveraged its partnerships with leading technology companies, exceeding its goal for revenue tied to cloud hyperscaler alliances;

- **Advanced Delivery initiative** – the Company strengthened its automation capabilities, allowing it to redeploy delivery professionals to serve new revenue streams and backfill attrition and exceed related cost savings objectives; and

- **Accounts initiative** – the Company continued to address customer relationships with substandard margins to exceed its fiscal 2025 goal for profit growth.

Since Kyndryl became an independent company, the three-A's initiatives have propelled the Company's progress and are now integral parts of our daily operations. Incremental to the benefits from the three-A's initiatives, the Company has continued to drive strong growth through Kyndryl Consult, the advisory and implementation services that Kyndryl provides to customers across the Company's global business practice areas and geographic segments, expand its hyperscaler relationships and accelerate adoption by customers of its Kyndryl Bridge operating platform.

To incentivize executive officers to deliver sustainable long-term value to shareholders, compensation was heavily weighted toward the achievement of performance goals that were based on certain externally reported measures. For fiscal 2025, the Company achieved the following with respect to the performance metrics used for our executive compensation program:

- Revenues of $15.1 billion, a decline of 6% and 4% in constant currency[*], compared to the year ended March 31, 2024, with a return to constant-currency revenue growth in the fourth quarter of fiscal 2025, a significant milestone for Kyndryl as an independent company

- Total signings of $18.2 billion, compared to $12.5 billion in the year ended March 31, 2024, representing a 46% year-over-year increase, reflecting significant and broad-based signings growth across a range of geographies and markets

- Adjusted EBITDA of $2.5 billion[*], compared to adjusted EBITDA of $2.4 billion[*] in the year ended March 31, 2024, reflecting a 6% year-over-year increase

- Adjusted operating cash flow of $968 million[*], compared to adjusted operating cash flow of $804 million[*] in the year ended March 31, 2024, reflecting a 20% year-over-year increase

In addition, the Company achieved key corporate citizenship objectives of: continuing to build the foundation of our sustainability program to deliver our commitment to reduce our environmental impact; maintaining equal to or better than industry average levels of employee engagement; and continuing to establish a foundation for the culture, systems and platforms which enhance governance, ethics and transparency. See "Corporate Citizenship at Kyndryl" for a discussion of our accomplishments on our corporate citizenship goals to further the Company's strategy.

Our strategic achievements over the past three years as an independent company are reflected in our financial progress. We finished the fiscal year strong, positioning the Company well to continue to execute on our multi-year growth strategy. Even with recent market volatility, the Company's total shareholder return ("TSR") performance over the last three years was 150%, in the highest decile of the companies in the S&P MidCap 400 Index.

---

[*] To evaluate performance in a manner consistent with how management evaluates our operating results and trends, the CHC Committee applies certain financial metrics that are not calculated based on generally accepted accounting principles in the United States ("GAAP") as compensation performance measures for the long-term and annual incentive awards. Constant currency, adjusted EBITDA and adjusted operating cash flow are non-GAAP financial measures. For definitions of constant currency and adjusted EBITDA and a reconciliation of adjusted EBITDA to net loss, see Part II,

Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Segment Results" in our Fiscal 2025 Form 10-K. For the definition of adjusted operating cash flow and a reconciliation of adjusted operating cash flow to cash flow from operating activities, see our fourth quarter and full-year 2025 earnings release.

Stockholder Engagement and Say-on-Pay Vote

Our Board and CHC Committee value the perspectives of our stockholders and consider stockholder feedback in their annual review of executive compensation. Kyndryl regularly engages with stockholders throughout the year, both in connection with our Annual Meeting of Stockholders and as described under "Corporate Governance and Board Matters – Investor Engagement," and the discussion includes a broad range of topics, including executive compensation matters.

The 2024 annual vote on an advisory resolution to approve the compensation of our NEOs ("say-on-pay"), passed with approximately 96% of the votes in favor. Given this high level of support, as well as stockholder feedback we received during our regular engagement with our stockholders, the CHC Committee believes that our stockholders are generally supportive of the executive compensation program the CHC Committee put in place. In evaluating our compensation practices, the CHC Committee took into account the support of our stockholders, together with the Company's strategic objectives and market practice, and decided not to make significant changes to this executive compensation program in fiscal 2025, which is described in detail below.

How Our NEOs Are Paid

The table below presents the primary compensation elements of our executive compensation program as determined by the CHC Committee for our NEOs in fiscal 2025.

	Payment Form	Performance and/or Service Condition	Compensation Objective
Base Salary	• Cash	• NA	• Provide market-competitive, fixed level of compensation • Attract and retain high-performing talent
Annual Cash Bonus	• Cash	• CHC Committee annually evaluates a broad range of financial and non-financial metrics • Fiscal 2025 annual cash bonus was earned based on the Company's achievement of revenue, adjusted EBITDA and corporate citizenship goals for the fiscal year, subject to potential adjustment upwards or downwards for individual performance	• Tie compensation to business performance and individual performance for the fiscal year • Attract and retain high-performing talent
Long-Term Equity Incentive	• Equity Performance Share Units (65% of Long-Term Equity Incentive)	• CHC Committee annually evaluates a broad range of financial and non-financial metrics • Vesting of awards during fiscal 2025 is tied to meeting performance objectives related to adjusted operating cash flow, total signings and relative TSR, in each case, over a three-year period	• Tie compensation to business performance • Attract and retain high-performing talent • Align NEOs' interests with those of stockholders
	• Equity Restricted Stock Units (35% of Long-Term Equity Incentive)	• Vesting ratably over four years, subject to employment through each applicable vesting date	• Attract and retain high-performing talent • Align NEOs' interests with those of stockholders

In addition, our CHC Committee determined that it is appropriate to provide the NEOs with benefits generally available to all employees and certain limited perquisites the CHC Committee determined were necessary to perform their duties efficiently and minimize distractions. See ''– Other Compensation'' below.

Fiscal 2025 Target Compensation Mix

Consistent with our compensation philosophy, the compensation of our NEOs is long-term focused, and our pay mix places the greatest emphasis on performance-based incentives. The following pie charts show the fiscal 2025 target annual compensation mix for our CEO and our other NEOs.



CEO Fiscal 2025 Pay Mix

Salary (Fixed) 8%
Target Bonus 16%
Short-Term 24%
RSUs 27%
Long-Term 76%
PSUs 49%
92% VARIABLE



Average Other NEO Fiscal 2025 Pay Mix

Salary (Fixed) 18%
Target Bonus 25%
Short-Term 43%
RSUs 20%
Long-Term 57%
PSUs 37%
82% VARIABLE

Our Executive Compensation Best Practices

Our CHC Committee reviews the Company's executive compensation program on an ongoing basis to evaluate whether it supports the CHC Committee's executive compensation philosophy and objectives and is aligned with stockholder interests. Our executive compensation practices include the following, each of which the CHC Committee believes reinforces our fiscal 2025 executive compensation objectives:

What We Do	What We Don't Do
✔ Significant percentage of target annual compensation delivered in the form of variable compensation tied to performance	✘ No tax gross-ups or excessive non-business perquisites
✔ Long-term objectives aligned with the creation of stockholder value	✘ No ''single-trigger'' change in control equity vesting or severance benefits
✔ Market comparison of executive compensation against a relevant peer group	✘ No excessive severance benefits
✔ Use of an independent compensation consultant that provides no other services to the Company other than advising the CHC Committee on executive compensation and Nominating and Governance Committee on non-management director compensation	✘ No hedging or pledging of Company shares by our executive officers
✔ Robust stock ownership guidelines (6 times base salary for CEO and 3 times base salary for other NEOs)	✘ No evergreen provision in our long-term incentive plan
✔ Stringent clawback policies and provisions, including a policy consistent with SEC rules and NYSE listing standards, as well as an additional supplemental policy	✘ No repricing of underwater stock options permitted without stockholder approval
✔ Non-competition and non-solicitation agreements for senior executives where not prohibited by applicable law	✘ No multi-year employment agreements
✔ Limited perquisites as approved by the CHC Committee	✘ No guaranteed annual bonuses or incentive awards for executive officers
✔ One-year minimum vesting condition under our long-term incentive plan	
✔ Annual compensation risk review and assessment	

II. EXECUTIVE COMPENSATION DECISION-MAKING AND OVERSIGHT

Role of Our CHC Committee, Our Independent Directors and Management

Our CHC Committee is responsible for defining and articulating our overall executive compensation philosophy and key compensation policies, including the material risks associated with our executive compensation structure, policies and programs. The CHC Committee undertakes an annual review of the compensation of our executive officers and an annual evaluation of its own performance. The CHC Committee consists solely of independent members of the Board.

With respect to the compensation of our Chief Executive Officer, Mr. Schroeter, the CHC Committee reviews and approves the corporate goals and objectives relevant to such compensation, evaluates, together with the other independent members of the Board, his performance in light of those goals and objectives, and, based on such evaluation, recommends his compensation level for approval by the independent members of the Board. Mr. Schroeter does not participate in the determination of his own compensation. Our CHC Committee administers and approves all elements of the compensation of our non-CEO executive officers. In setting the compensation of our non-CEO executive officers, the CHC Committee takes into account Mr. Schroeter's review of each executive officer's performance and his recommendations with respect to his or her compensation.

Role of Compensation Consultants

Our CHC Committee has engaged FW Cook to serve as the CHC Committee's independent compensation consultant. FW Cook and its affiliates do not provide any services to the Company or any of the Company's affiliates other than advising the CHC Committee on executive compensation and the Nominating and Governance Committee on non-management director compensation. At the CHC Committee's request, FW Cook regularly advises the CHC Committee on general marketplace trends in executive compensation, provides analysis and advice to the CHC Committee as to the amount and form of executive compensation, makes proposals for executive compensation programs, assists in the development of a group of peer companies for inclusion in competitive market analyses of compensation and otherwise advises the CHC Committee with regard to the compensation of our Chief Executive Officer and other executives. FW Cook also reviewed this Compensation Discussion and Analysis. The CHC Committee has assessed the independence of FW Cook pursuant to the applicable rules of the SEC and NYSE and determined that its engagement does not raise any conflict of interest.

Use of Competitive Data

Our CHC Committee believes it is important to clearly understand the relevant market for executive talent to inform its decision-making and ensure that our compensation program for executive officers attracts and retains key talent. Accordingly, the CHC Committee, working with FW Cook, has developed a group of peer companies to inform the Company's executive compensation decisions, which is reviewed annually to ensure that the peer group continues to provide meaningful and relevant compensation comparisons.

The CHC Committee believes that the peer group companies are an appropriate reference to inform the Company's executive compensation decisions based on several important criteria:

- their listing on a U.S. stock exchange and subjection to reporting obligations similar to Kyndryl's;
- the similarity of their industry classification to Kyndryl's classification;
- the extent to which they compete with Kyndryl for executive talent and for investors;
- the similarity in the scale of their business to that of Kyndryl's; and
- general comparability of key size measures, primarily revenue and number of employees.

Our peer group for the fiscal 2025 performance year consisted of the 15 companies set forth below.

• Accenture plc	• Cognizant Technology Solutions Corporation	• Jacobs Solutions Inc.
• Aon plc	• DXC Technology Company	• Leidos Holdings, Inc.
• Automatic Data Processing, Inc.	• Fidelity National Information Services, Inc.	• Marsh & McLennan Companies, Inc.
• Booz Allen Hamilton Holding Corporation	• Fiserv, Inc.	• Salesforce, Inc.
• Cisco Systems, Inc.	• Hewlett Packard Enterprise Company	• Science Applications International Corporation

Effective for the fiscal 2025 performance year, the CHC Committee made updates to the fiscal 2025 peer group to ensure that the peer group continues to remain appropriate for evaluating the competitiveness of our compensation program, by removing VMware, Inc., which was acquired by Broadcom Inc. in November 2023, and adding Jacobs Solutions Inc., primarily based on the comparability of its business and size to Kyndryl. Other than these updates, the fiscal 2025 peer group was identical to the fiscal 2024 peer group.

While our CHC Committee reviews compensation levels for comparable roles within the peer group to inform its determinations regarding the compensation of our executive officers, our CHC Committee does not rely solely on data from the peer group in establishing the compensation for our executive officers nor does our CHC Committee target a specific competitive position versus the peer group. Our CHC Committee also refers to other resources, including published compensation data from other third-party surveys. The compensation data of the peer group and such other resources are considered alongside the Company's pay-for-performance and long-term value creation objectives in determining the compensation for our executive officers that best aligns management's interests with those of our stockholders.

Assessing Performance Results

In order to focus executives on the fundamentals of the Company's operating performance within their control and on delivering the Company's long-term objectives aligned with stockholder value creation, the CHC Committee established guidelines on adjustments to provide consistency when assessing compensation performance results for purposes of our annual and long-term incentive awards.

- The CHC Committee established certain pre-determined adjustments to remove the impact of currency movements (either positive or negative), as well as any impact of changes in GAAP or other accounting standards and tax laws that result in a significant impact to financial results. As a global company that generates a majority of its revenue outside the U.S., the CHC Committee applies these adjustments to prioritize long-term sustainable growth so that employees are focused on the Company's underlying performance rather than reacting to short-term currency fluctuations or to other events beyond their control.

- The CHC Committee also applies adjustments pursuant to pre-determined categories when the impacts were not contemplated by the Company's financial plan at the time the award was granted, business objectives have evolved or non-recurring or non-operating items do not reflect the Company's ongoing core operations. These pre-determined adjustment categories include: acquisitions or divestitures not included in the targets, special items adjusted for in the Company's public disclosures including impairments and gains and losses on divestitures or sales of assets outside of the normal course of operations, material changes to commercial agreements driven by a change in the strategies of the Company's former parent and cash usage associated with the deployment of any LTI cash-deferred plan. The CHC Committee regularly reviews these pre-determined adjustment categories. Our goal is to align incentive payouts with underlying business results that our investors use to measure performance, as opposed to allowing special gains or charges to have a significant impact on payouts.

While under the Kyndryl Annual Incentive Plan for Executives, the CHC Committee retains the discretion to change the incentive formula or increase, reduce or eliminate a participant's award, in each case at any time up to the date of payment when warranted by extraordinary circumstances, the CHC Committee has not exercised such discretion.

III. ELEMENTS OF COMPENSATION AND COMPENSATION DECISIONS

Base Salaries

 **LINK TO COMPENSATION PHILOSOPHY** | Base salary is intended to provide a market-competitive, fixed level of compensation and attract and retain high-performing talent. Base salaries are expected to be reviewed annually, and the CHC Committee may adjust individual base salaries from time to time to recognize outstanding performance, changes in duties or roles with the Company and/or changes in overall labor market dynamics.

The table below sets forth the annual base salaries for our NEOs at the end of fiscal 2024 and the end of fiscal 2025. The CHC Committee determined that the increases set forth below were appropriate based on NEO performance and a review of market data.

Name	Annual Base Salary as of March 31, 2024 ($)	Annual Base Salary as of March 31, 2025 ($)
Martin Schroeter	1,100,000	1,200,000
David Wyshner	825,000	866,250
Elly Keinan	830,000	896,400
Edward Sebold	700,000	735,000
Maryjo Charbonnier	650,000	682,500

Annual Cash Bonus

 **LINK TO COMPENSATION PHILOSOPHY** | Annual cash bonus opportunities are intended to encourage NEOs, as well as other employees, to focus on multiple performance objectives that are key to creating stockholder value by delivering financial, operating and strategic performance that is aligned with our business strategy and stockholder interests.

The CHC Committee annually evaluates a broad range of financial and non-financial metrics, including metrics relating to the Company's corporate citizenship strategy, to determine the appropriate annual bonus award metrics.

The CHC Committee determined to award the NEOs cash bonus opportunities under the Kyndryl Annual Incentive Plan for Executives for fiscal 2025.

Target amounts for the cash bonus opportunities were equal to 200% of their respective base salaries for Messrs. Schroeter and Keinan and 125% of their respective base salaries for Messrs. Wyshner and Sebold and Ms. Charbonnier. Actual bonuses can range from 0% to 200% of the target award opportunity for each NEO. As part of its review and market check in May 2024, the CHC Committee determined that setting the NEOs' target short-term cash incentives at these levels (which were unchanged as a percentage of base salary from fiscal 2024 levels) furthered the CHC Committee's objective of awarding compensation opportunities that are majority performance-based and tied to the Company's business results.

The tables below set forth the performance metrics selected by the CHC Committee, their relative weightings, the targets approved by the CHC Committee with respect to each metric based on the Company's fiscal 2025 budget and corporate citizenship strategy, as well as the CHC Committee's rationale for the selection of each metric. The revenue goal reflected the Company's publicly disclosed guidance that revenue for fiscal 2025 was expected to decline, primarily due to proactive, strategic actions by the Company in connection with the Company's Accounts initiative to reduce certain low-margin revenue streams to strengthen margins and overall profitability, and, due to the nature of the Company's business, the Company's financial results would be largely driven by actions taken and contracts entered into prior to the Company's spin-off from our former parent company ("Spin-off"). The CHC Committee also determined to maintain the relative weightings, including the revenue goal for the foregoing reasons, and in recognition of the Company's focus on returning to profitable growth, set the 2025 adjusted EBITDA goal at a level more than 4% higher than the financial performance the Company reported in our fiscal 2024 earnings release and used for the fiscal 2024 cash bonus attainment calculations.

Metric[1]	Weighting	Target Amount	Rationale for Selection
Adjusted EBITDA[2]	60%	$2.5 billion	• Used by management to assess our financial performance • Used by investors to assess our business • CHC Committee believes this metric provides a reliable indicator of the strength of our financial results
Revenue	30%	$15.3 billion	• Used by management to assess our financial performance • Used by investors to assess our business
Corporate Citizenship	10%	See[3] below	• Encourages management to focus on the achievement of corporate citizenship goals that the CHC Committee believes further the Company's strategy

[1] When assessing performance for purposes of the Kyndryl Annual Incentive Plan, the CHC Committee may adjust for certain pre-determined items as described further above under the section titled "Assessing Performance Results."

[2] Adjusted EBITDA is defined as net income (loss) excluding income taxes, interest expense, depreciation and amortization (excluding depreciation of right-of-use assets and amortization of capitalized contract costs), charges related to ceasing to use leased/fixed assets, charges related to lease terminations, transaction-related costs and benefits, pension expenses other than pension servicing costs and multi-employer plan costs, stock-based compensation expense, workforce rebalancing charges incurred prior to March 31, 2024, impairment expense, significant litigation costs and benefits, and currency impacts of highly inflationary countries. For a more detailed description of the items excluded from the measure, see Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Segment Results" in our Fiscal 2025 Form 10-K.

[3] The corporate citizenship goals are focused on achieving the following three strategic objectives that align with our strategic business priorities: (1) environmentally sound practices; (2) attract, retain and motivate our workforce, ensuring critical skills to enable growth and a thriving culture; and (3) governance, ethics and transparency. The CHC Committee retained discretion to determine the relative weightings of the qualitative goals underlying these three strategic objectives within the corporate citizenship metric.

Performance relative to these goals determines the funding of the annual incentive pool for corporate executives and for executives in each business unit. For each NEO, the outcome of our performance with respect to revenue, adjusted EBITDA and corporate citizenship goals set forth above was subject to adjustment upwards (but not above 200% of target) or downwards based on individual performance, provided that the sum of the individual payouts could not exceed the total overall funding level for participants in the bonus pool based on the achievement of the performance criteria for fiscal 2025.

The following tables set forth the payout percentages for threshold, target and maximum achievement as a percentage of the target revenue and adjusted EBITDA amounts. To the extent that performance fell between the applicable levels for each of these metrics set forth in the table below, payouts were determined using linear interpolation. To the extent that performance fell below the applicable threshold levels, no payouts would have been made in connection with our performance with respect to such goal.

Revenue (30% Weighting)	Below Threshold	Threshold	Target	Maximum
% of Goal Attainment	<95%	95%	100%	108%
% of Target Payout	0%	20%	100%	200%

Adjusted EBITDA (60% Weighting)	Below Threshold	Threshold	Target	Maximum
% of Goal Attainment	<90%	90%	100%	110%
% of Target Payout	0%	50%	100%	200%

Determination of Fiscal 2025 Achievement and Payouts

The table below shows the actual results based on the Company's fiscal 2025 performance and the payouts associated with each of the fiscal 2025 metrics as a percentage of target.

Metrics	Performance Target	Results	% of Target Payout
Adjusted EBITDA	$2.5 billion	$2.6 billion[1]	134%
Revenue	$15.3 billion	$15.2 billion[1]	94%
Corporate Citizenship	See[2] below	See[2] below	100%

[1] When assessing performance for purposes of the Kyndryl Annual Incentive Plan, the CHC Committee may adjust for certain pre-determined categories as described further above under the section titled "Assessing Performance Results." For fiscal 2025, beginning with GAAP revenue and adjusted EBITDA as reported in our Fiscal 2025 Form 10-K, the results eliminate the impact of currency movements versus the rates used in the performance targets. The results for Adjusted EBITDA also exclude the benefit to reported results from the Company's acquisition of Skytap, Inc. ("Skytap") and the impact from the divestiture of the Company's Securities Industry Services platform.

[2] The percentage of target payout with respect to the corporate citizenship objectives was determined based on the Company's achievement of key qualitative goals to further the Company's corporate citizenship strategy that aligns with our strategic business priorities: continuing to build the foundation of our sustainability program to deliver our commitment to reduce our environmental impact; maintaining equal to or better than industry average levels of employee engagement; and continuing to establish a foundation for the culture, systems and platforms which enhance governance, ethics and transparency.

The results set forth above produced a weighted payout percentage of 118.4% of target. The CHC Committee determined not to adjust the weighted payout percentage for the individual performance of any of the NEOs. Based on the performance achieved, each of the NEOs earned a cash bonus for fiscal 2025 as follows, which amounts are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table:

Name	Base salary[1]	Target bonus as a percentage of base salary	Target bonus opportunity[2]	Weighted payout percentage	Fiscal 2025 bonus payment
Martin Schroeter	$1,200,000	200%	$2,350,137	118.4%	$2,782,562
David Wyshner	$ 866,250	125%	$1,069,957	118.4%	$1,266,829
Elly Keinan	$ 896,400	200%	$1,759,691	118.4%	$2,083,474
Edward Sebold	$ 735,000	125%	$ 907,842	118.4%	$1,074,885
Maryjo Charbonnier	$ 682,500	125%	$ 842,997	118.4%	$ 998,108

[1] Effective as of July 1, 2024.

[2] Fiscal 2025 AIP target incentive opportunity is prorated for changes in each executive officer's salary during the fiscal year.

Long-Term Equity Incentives



LINK TO COMPENSATION PHILOSOPHY

Long-term equity incentive awards are intended to ensure that our NEOs have a continuing stake in our long-term success, are motivated to achieve longer-term performance objectives linked to our business strategy and receive compensation tied to stockholder value creation. We grant long-term equity incentive ("LTI") awards under the Amended and Restated Kyndryl 2021 Long-Term Performance Plan ("LTPP").

In determining the size and award mix of the annual long-term incentive opportunity, the CHC Committee considers a number of factors, including competitive market data. The CHC Committee currently awards a mix of performance share units ("PSUs") and time-vesting restricted stock units ("RSUs") that consists 65% of PSUs and 35% of RSUs, to NEOs as part of the annual long-term incentive opportunity.

Once performance share unit awards have been granted, the number of shares that an NEO will receive on vesting, if any, depends on the Company's attainment of specific financial or strategic targets.

Finally, the CHC Committee considers time-vesting restricted stock units an important tool to retain key talent and ensure that executives have a continuing stake in our long-term success.

As part of the review of the compensation of our NEOs undertaken by the CHC Committee in April 2024, our CHC Committee reviewed the target long-term equity incentives of each of the NEOs, including in comparison to market data. No changes were made to the NEOs' target long-term equity incentives in fiscal 2025.

In June 2024, the CHC Committee granted the fiscal 2025 annual long-term equity incentive awards under the LTPP in the form of PSUs and RSUs. The CHC Committee determined to balance its goals of tying our NEOs' compensation to achievement of business objectives and attracting and retaining high-performing talent by awarding 65% of the total target award opportunity in the form of PSUs and 35% of the total target award opportunity in the form of time-vesting RSUs for each of our executive officers. Beginning with fiscal 2025, our CHC Committee determined to grant annual long-term incentive awards in early June of each year, shortly following our public announcement of our financial results for the prior completed fiscal year and publication of our outlook for the current fiscal year to align with market practice.



RSUs. The RSUs vest in four equal annual installments beginning on the anniversary of the grant date, subject to the NEO's continued employment with the Company through each applicable vesting date.

PSUs. The CHC Committee determined to link the vesting of the PSUs to the achievement of the Company's business objectives and the creation of stockholder value by basing the vesting of the PSUs on the Company's adjusted operating cash flow, total signings and TSR relative to that of the companies in the S&P MidCap 400 Index, in each case, over the three-year performance period. The PSUs vest upon the CHC Committee's certification of the extent to which the performance criteria have been achieved during the applicable performance period. The table below sets forth these performance metrics, their relative weightings and the CHC Committee's rationale for the selection of each metric.

Metric[1]	Weighting	Rationale for Selection
Adjusted Operating Cash Flow[2]	50%	• Used by management to evaluate our operating results, plan strategic investments and assess our ability and need to incur and service debt • Used by investors to assess our business • CHC Committee believes this metric is an indicator of the strength of our operating results
Total Signings[3]	25%	• Used by management to provide insight into the Company's potential future revenue and as a tool to monitor performance of the business, including the business' ability to attract new customers and sell additional scope into our existing customer base • Used by investors to assess our business • CHC Committee believes this metric is an indicator of value creation in our early stages as an independent company to execute on our strategy to return to profitable growth
Relative TSR[4]	25%	• Reflects the performance of Kyndryl's stock relative to its peers; payout of PSUs is also capped at target if absolute TSR is negative

[1] When assessing performance for purposes of LTI, the CHC Committee may adjust for certain pre-determined items as described further above under the section titled "Assessing Performance Results."

[2] "Adjusted Operating Cash Flow" means cash flows from operating activities (GAAP) after adding back transaction-related payments, charges related to lease terminations, payments related to workforce rebalancing charges incurred prior to March 31, 2024, and significant litigation payments. For a more detailed description of the excluded items, see our quarterly earnings releases.

[3] "Signings" means an initial estimate of the value of a customer's commitment under a contract. "Total Signings" means the aggregate amount of all Signings during the applicable performance period.

[4] TSR is determined by dividing (a) (x) the average closing stock price of the five trading days ending on the last day of the applicable performance period, assuming that dividends during the performance period are reinvested in additional shares of the issuing entity's stock, less (y) the average closing stock price of the five trading days ending on the first day of the performance period (the grant date) by (b) the average closing stock price of the five trading days ending on the first day of the performance period (the grant date). In order to compare Kyndryl's Relative TSR with that of the companies in the S&P MidCap 400 Index, each company in the S&P MidCap 400 Index as of the grant date (collectively, the "PSU Peer Group") will be ranked in order of its TSR (provided that any company that ceases to be a member of the S&P MidCap 400 Index after the grant date will cease to be a member of the PSU Peer Group). A member of the PSU Peer Group will be removed if either during the performance period, the company makes a public disclosure of its intent or agreement to enter into a merger or sale with another company, after which the company will no longer be listed on a securities exchange, or it is not listed on a securities exchange for the entire performance period. Kyndryl's percentile rank among the companies in the PSU Peer Group will then be used to determine the percentage vesting of PSUs as further described below.

The following table sets forth the percentage of PSUs that vest upon our achievement of below threshold, threshold, target and maximum performance for each of the performance criteria for the fiscal 2025-2027 performance period, which is consistent with the performance criteria used for the fiscal 2024-2026 performance period.

Performance Level	Adjusted Operating Cash Flow		Total Signings		Relative TSR	
	Kyndryl Performance Rate vs. Target	Percentage of PSUs that vest (out of a target of 50%)	Kyndryl Performance Rate vs. Target	Percentage of PSUs that vest (out of a target of 25%)	Kyndryl Percentile Rank	Percentage of PSUs that vest (out of a target of 25%)
Below Threshold	Below 80%	0%	Below 80%	0%	Below 25th	0%
Threshold	80%	25%	80%	5%	25th	12.5%
Target	100%	50%	98%-102%	25%	50th	25%
Maximum	120%	75%	120%	37.5%	75th[1]	37.5%[1]

[1] Beginning with the fiscal 2024-2026 performance period, the CHC Committee made the following changes to the Relative TSR performance criteria to reduce the Monte Carlo valuation premium (relative to the Company's stock price) and align the accounting valuation of the Relative TSR PSUs with the accounting valuation of other PSUs and RSUs:

- Changed the maximum payout to 150% of target at the 75th percentile (from 200% at the 90th percentile);
- Capped the maximum payout value at 400% of the target number of Relative TSR PSUs multiplied by the grant date closing stock price, as measured by the closing stock price on the last day of the performance period, so that should performance and stock price result in the value exceeding this 400% cap at the end of the performance period, the number of PSUs distributed will be reduced to align with the cap; and
- Aligned the Relative TSR performance start date with the grant date (from the beginning of the fiscal year).

If actual performance with respect to a performance criterion is determined by the CHC Committee to fall between the Threshold and Target levels of achievement or the Target and Maximum levels of achievement, then the percentage of PSUs that vest will be determined by linear interpolation. Notwithstanding the foregoing, if our TSR at the end of the performance period is negative, the percentage of PSUs that vest in respect of Relative TSR will be capped at 100%.

For information about the treatment of the RSUs and PSUs in the event of certain terminations or a change in control, see "Potential Payments upon Termination or Change in Control" below.

2025 Long-Term Equity Incentive Awards

The table below sets forth the total target value of the fiscal 2025-2027 long-term equity incentive awards made to each NEO and represent the percentages of their respective total target compensation, as well as the fair market value on the grant date of the RSUs and the target value of the PSUs, assuming that the target level of performance is achieved during the performance period (beginning April 1, 2024 and ending March 31, 2027, except in the case of the Relative TSR metric, beginning June 3, 2024 and ending March 31, 2027).

Name	(A) RSU Award Value[1]	(B) 50% of PSU Adjusted Operating Cash Flow[2]	(C) 25% of PSU Total Signings[2]	(D) 25% of PSU Relative TSR[3]	Total LTI Award Value (A+B+C+D)	LTI At-Risk (% of Total Target Compensation)
Martin Schroeter	$4,025,000	$3,737,500	$1,868,750	$1,868,750	$11,500,000	76%
David Wyshner	$1,400,000	$1,300,000	$ 650,000	$ 650,000	$ 4,000,000	67%
Elly Keinan	$2,660,000	$2,470,000	$1,235,000	$1,235,000	$ 7,600,000	74%
Edward Sebold	$ 525,000	$ 487,500	$ 243,750	$ 243,750	$ 1,500,000	48%
Maryjo Charbonnier	$ 350,000	$ 325,000	$ 162,500	$ 162,500	$ 1,000,000	39%

[1] The number of RSUs our NEOs received was determined by dividing the values in the table above by the average of the high and low prices of our common stock on the NYSE on the grant date ($26.47).

[2] The target number of PSUs our NEOs received that will vest based upon our achievement of Adjusted Operating Cash Flow and Total Signings was determined by dividing the values in the table above by the average of the high and low prices of our common stock on the NYSE on the grant date ($26.47).

[3] The target number of PSUs our NEOs received that will vest based upon our achievement of Relative TSR was determined by dividing the values in the table above by the product of the closing price of our common stock on the NYSE on the grant date multiplied by a Monte Carlo valuation percentage of 98.94%.

2023 Long-Term Equity Incentive Payout

The table below shows the actual results based on the Company's fiscal 2023-2025 performance (beginning from April 1, 2022 through March 31, 2025) and the payouts on the 2023 PSU award associated with each of the metrics as a percentage of target. 50% of the grant date value of the PSUs was based on Adjusted Operating Cash Flow, 25% was based on cumulative Signings, and 25% was based on TSR versus companies in the S&P MidCap 400 Index. The weighted payout percentage of 110% of the aggregate target shares awarded across all three metrics.

2023-2025 Metrics	Performance Level			Results	Attainment	Component Score
	Threshold	Target	Maximum			
Adjusted Operating Cash Flow	$3.1 billion	$3.9 billion	$4.6 billion	$4.0 billion[1][2]	104%	110%
Signings	$45.5 billion	$56.9 billion	$68.3 billion	$47.3 billion[1][3]	83%	34%
Relative TSR percentile	25th	50th	90th	97th[4]	97th	200%

[1]   When assessing performance for purposes of the long-term equity incentive awards under the LTPP, the CHC Committee may adjust for certain pre-determined items as described further above. These measures eliminate the impact of currency movements versus the rates used in the performance targets.

[2]   Beginning with Adjusted Operating Cash Flow as reported in our fourth quarter and full-year 2025 earnings release, the results also reflect adjustments under pre-determined categories that were previously approved by the Committee and consist of: excluding the benefit to the reported results from the unplanned Skytap acquisition and the impact from the unplanned divestiture of the Company's Securities Industry Services platform in the second-half of fiscal 2025; excluding the impact of workforce rebalancing charges incurred during fiscal 2025, which aligns with the Company's public disclosures wherein workforce rebalancing charges were excluded from the Company's reported adjusted results when the performance period target was set but have been included within adjusted results since the beginning of fiscal 2025; excluding the impact of any cash usage associated with the deployment of LTI cash-deferred plans consistent with the treatment of stock-based compensation; and adjusting for the non-cash settlement of a disputed receivable.

[3]   The Signings attainment reflects an adjustment under the pre-determined category of material changes to commercial agreements driven by a change in the strategies of the Company's former parent that were not contemplated at the time the 2023-2025 award was granted. A key element of the Company's strategic priorities in its three-A's initiatives since the Spin-off has been reducing low-margin revenue streams under the Accounts initiative, and the resolution of such Accounts typically involved passing back the software relationship with the client from the Company to our former parent. While this action negatively impacted signings, it greatly improved the Company's overall profitability. In addition, the Company delivered on its communicated goal of returning to year-over-year constant-currency revenue growth in the fourth quarter of fiscal 2025 and was ahead of its profitability objectives.

[4]   The graph below reflects the growth in Kyndryl's TSR over the three-year performance period in comparison with companies in the S&P MidCap 400 Index.



3-Year Relative TSR Percentile vs. S&P MidCap 400 Index

The following table shows the target potential and the actual awards earned based on results over the fiscal 2023-2025 performance period.

Name	Adjusted Operating Cash Flow Target Award (in shares)	Adjusted Operating Cash Flow Payout at 110% (in shares)	Signings Target Award (in shares)	Signings Payout at 34% (in shares)	Relative TSR Target Award (in shares)	Relative TSR Payout at 200% (in shares)	Total PSUs Earned
Martin Schroeter	321,480	353,307	160,740	54,330	136,391	272,782	680,419
David Wyshner	122,469	134,593	61,235	20,697	51,959	103,918	259,208
Elly Keinan	232,690	255,726	116,345	39,325	98,722	197,444	492,495
Edward Sebold	45,926	50,473	22,963	7,761	19,485	38,970	97,204
Maryjo Charbonnier	30,618	33,649	15,309	5,174	12,990	25,980	64,803

Launch PSU Payout

As previously disclosed in the Company's 2022 proxy statement, in December 2021, the CHC Committee approved long-term equity incentive awards for the NEOs and other key executives in order to motivate long-term value creation, ensure retention of high-performing talent and further align the interests of Kyndryl's executives with those of Kyndryl's stockholders following the Spin-off. A portion of the awards was granted as PSUs that vest based on the increase in the value of our common stock ("Launch PSUs").

The Launch PSUs vested based on the Company's achievement of an increase in our share price from an "Initial Share Price" of $19.338 (which represents the average closing share price of the Company's common stock on the NYSE from November 4, 2021, the initial day of regular-way trading following the Spin-off, through December 3, 2021) over a three-year performance period beginning on December 16, 2021 and ending on December 15, 2024. The actual number of Launch PSUs that vest was based on the highest multiple of the Initial Share Price (ranging from 1.25x for Tier 1 to 2.00x for Tier 4), with the calculation of the multiple achieved based on a 90-consecutive calendar-day average closing share price during the performance period.

The terms of the Launch PSUs provide that the Launch PSUs will not vest unless the 90-consecutive calendar-day average closing share price at any point during the performance period exceeds the applicable multiple of the Initial Share Price. The Company's share price reached 1.25x the Initial Share Price, or $24.17 (the Tier 1 hurdle), in July 2024. As a result, 50% of the target number of shares subject to the Launch PSUs vested in fiscal 2025 and the remainder of the Launch PSUs were forfeited. The table below reflects the number of shares distributed to the participating NEOs in fiscal 2025.

Name	PSUs Granted	PSUs Earned
Martin Schroeter	304,339	152,170
David Wyshner	115,939	57,970
Elly Keinan	220,284	110,142
Edward Sebold	43,477	21,739
Maryjo Charbonnier	28,985	14,493

Preview of Fiscal 2026 Long-Term Incentive Design Changes

We regularly review our compensation program to ensure that it matures with our evolution as an independent company. During its annual review for fiscal 2026, the CHC Committee assessed market and peer data, the Company's performance in fiscal 2025 and our evolving strategy. As the Company enters its next phase focused on growth, our key objectives are to further align executive compensation with long-term stockholder value creation and to retain a stable and motivated leadership team to continue to drive successful execution of Kyndryl's multi-year growth strategy. To reinforce these objectives, the CHC Committee made several revisions to the PSU plan design for fiscal 2026. Under the revised design, the award payout is based on cumulative three-year adjusted operating cash flow, with relative TSR performance applied as a payout modifier. This update supports long-term pay-for-performance alignment by sharpening the focus on a key strategic metric that reinforces Kyndryl's strategy to position the Company for sustainable revenue growth, further margin expansion and strong free cash flow generation. It also simplifies the PSU plan design by moving to a two-metric structure and discontinuing the cumulative signings measure, which has become less of a focus now that the Company has achieved constant-currency revenue growth in the fourth quarter of fiscal 2025.

Other Compensation

Executive Severance and Retirement Plan

The Company maintains the Kyndryl Executive Severance and Retirement Plan ("Severance Plan"), which is described in detail under "Potential Payments upon Termination or Change in Control" below. Each of the NEOs is entitled to benefits under the Severance Plan, as set forth under "Potential Payments upon Termination or Change in Control." The CHC Committee considers it important that the Company not have to engage in case-by-case negotiations with respect to executive departures. The CHC Committee also believes that having a severance plan furthers the Company's ability to attract and retain talented executives and that being covered under the terms of a severance plan would allow executives to focus on their duties and provide them security in the event of proposed extraordinary transactions.

Limited Perquisites

Consistent with our compensation philosophy, we provide our NEOs with limited perquisites, as set forth in the table below. The CHC Committee has determined that these perquisites are necessary to enable the NEOs to perform their duties efficiently and to minimize distractions, and that the benefits the Company receives from providing these perquisites significantly outweigh the cost of providing them.

Benefit	CEO	Other NEOs	Description and Business Rationale
Executive Wellbeing Program	✓	✓	• Executive health exams are offered to encourage senior leaders of the Company to be proactive with preventive healthcare.
Executive Financial Wellness Programs	✓	✓	• Financial planning and tax preparation services are offered to allow our NEOs to focus more fully on their service to the Company without the distraction of sometimes complex tax compliance and financial planning.
Personal Use of Aircraft	✓		• We permit Mr. Schroeter, but none of the other NEOs, to fly on a Company-provided aircraft for personal travel in an amount limited to an aggregate incremental cost to the Company of $200,000 per fiscal year. We provide this benefit to Mr. Schroeter for security purposes, so he can use his travel time more productively for the Company and to ensure that he can be immediately available to respond to business priorities.
Company Car and Driver	✓	Group President	• A Company car and driver are provided when necessary for security and/or productivity reasons. Messrs. Schroeter and Keinan (including if accompanied by families) are provided use of a Company car and driver. No other NEO is provided with a Company car or driver.
Personal Security	✓	✓	• We also provide certain personal security benefits with respect to our executive officers' residences and business or personal travel as deemed necessary by the Company's security team and/or an outside security firm to enhance the safety and welfare of the Company's most critical executives.

It is our policy not to provide tax gross-ups for the perquisites we provide to our NEOs. The incremental cost to the Company to provide these limited perquisites is included in the "All Other Compensation" column of the Summary Compensation Table.

Other Benefits

Our executives, including our NEOs, are eligible to participate in the following broad-based employee benefit plans, which are generally available to all U.S. employees and in which the NEOs participate on the same basis as such other employees:

- Group medical insurance
- Group dental insurance
- Group vision insurance
- Flexible spending accounts
- Group AD&D insurance
- Group life insurance
- Kyndryl 401(k) Plan

Excess Plan

In addition, we maintain the Kyndryl Excess Plan ("Kyndryl Excess Plan"), a nonqualified deferred compensation plan that offers eligible employees, including the NEOs, an opportunity to defer up to 80% of their eligible compensation (including base and performance pay, but not any non-recurring compensation) in excess of the limits imposed by the Code under the Kyndryl 401(k) Plan. For eligible employees that transferred from IBM, including Messrs. Schroeter, Keinan and Sebold and Ms. Charbonnier, we will make an annual contribution to the Excess Plan equal to 6% of the eligible pay in excess of the limits under the Code, but will not make any contributions to the Kyndryl Excess Plan for new hires. Distributions are made following death (in a lump sum) or following a separation from service (in a lump sum or installments, based on the employee's distribution election), subject to certain exceptions for compliance with Section 409A of the Code. For additional information about the Kyndryl Excess Plan, as well as IBM's excess plan (in which Messrs. Schroeter, Keinan and Sebold maintain balances distributable following death or a separation from service to Kyndryl), see "Nonqualified Deferred Compensation for Fiscal 2025."

IV.   ADDITIONAL COMPENSATION INFORMATION

No Long-Term Employment Agreements

We generally do not enter into employment agreements with our executives. In connection with the Spin-off, we assumed the offer letters each of Messrs. Schroeter, Wyshner and Keinan and Ms. Charbonnier had with IBM, which set forth their initial compensation terms, but did not contain ongoing obligations such as guaranteed salary or bonus levels, guaranteed equity compensation levels or severance terms.

Non-competition and Non-solicitation Agreements

Certain of our executives, including the NEOs, have signed non-competition and non-solicitation agreements. The agreements generally contain a non-competition covenant that applies during the executive's employment and for 12 months following termination of employment (except in the case where the executive qualifies for continued RSU vesting under the Severance Plan in which case the restrictions extend for 24 months following termination of employment) and a non-solicitation covenant that applies during the executive's employment and for 12 months following termination of employment (or two years following termination of employment in the event of retirement under the Severance Plan).

Stock Ownership Guidelines

To further align management and stockholder interests and discourage inappropriate or excessive risk-taking, our robust stock ownership guidelines require each of our NEOs, certain other executives and non-employee directors to obtain a substantial equity stake in our common stock within five years of first becoming subject to the guidelines. The multiples of base salary required by the guidelines for our NEOs, other executives subject to the stock ownership guidelines and non-employee directors are as follows:

Position	Stock Ownership Requirement	Compliance Period
CEO	**6 times** base salary	Within 5 years of first becoming subject to the guidelines
NEOs (other than CEO)	**3 times** base salary	
Next layers of management, generally encompassing our top non-NEO executives	**1 or 2 times** base salary, depending on level within organization	
Non-employee directors	**5 times** annual cash retainer	

Until the stock ownership guidelines are achieved, our executive officers and non-employee directors are required to retain 100% of any Company stock received as part of their compensation other than amounts required to pay taxes and exercise prices, and other executives are required to retain 100% of shares from awards granted on December 16, 2021 and at least 50% of any Company stock received as part of their annual compensation and at hire, if applicable. In each case, these holding requirements are net of amounts required to pay taxes and exercise prices. For purposes of determining compliance with the stock ownership guidelines, the following are included:

- Shares held directly by the covered person
- Shares held by members of the covered person's household
- Deferred stock units, so long as not forfeitable
- Unvested restricted stock or RSU awards

Unexercised stock options and unvested PSUs are excluded for purposes of determining compliance with the stock ownership guidelines.

Once a person subject to the stock ownership guidelines has acquired a number of shares with a value that satisfies the applicable ownership multiple, they will be deemed to satisfy the requirements (even if the fair market value of such shares subsequently changes) unless and until the ownership target increases due to an increase in base salary or annual retainer or such individual sells any such holdings. In the event of an increase in base salary or annual retainer, a covered individual is expected to meet the new applicable ownership target within the later of the original five-year deadline or three years following such increase.

All of our NEOs and non-employee directors have met their ownership requirements under the stock ownership guidelines.

Clawback Policies

To protect Company and stockholder interests in the case of an event that causes significant damage to the Company and deter inappropriate actions or decisions by our executives, we maintain stringent clawback policies and provisions under the Company's equity plan.

- Our **Financial Statement Clawback Policy** requires the clawback of incentive-based compensation paid to the Company's executive officers in the event of certain financial restatements in accordance with SEC rules that would have affected the amount of incentive-based compensation, regardless of whether the executive officer's conduct led to the restatement.

- Our **Executive Compensation Clawback Policy**, a supplemental policy that is applicable to the NEOs and certain other senior executives of the Company, allows the Company to claw back any bonus, equity (including all time-based and performance-based equity awards) or other incentive-based compensation in the event of either a financial restatement (other than a restatement caused by a change in applicable accounting rules or interpretations) or misconduct, if an executive engages directly or indirectly in, or contributes to, fraudulent or other wrongful conduct by action or omission, which causes material harm to the finances, business, reputation, condition, assets or results of operations of the Company.

In addition, under the terms of the LTPP, our CHC Committee may:

- cancel, rescind, suspend, withhold or otherwise limit any outstanding awards held by any plan participant if the participant engages in "Detrimental Activity" (as defined in the LTPP) or is otherwise not in compliance with the terms of the applicable award agreement or the LTPP; and

- during the two-year period following any exercise, payment or delivery of an award, rescind such exercise, payment or delivery if the participant engages in Detrimental Activity during the rescission period established by the CHC Committee (which rescission period shall not be less than six months after any exercise, payment or delivery pursuant to an Award).

Prohibition on Hedging and Pledging of Company Stock

Pursuant to our Securities Trading Policy, directors and executive officers, as well as certain related persons, are prohibited from engaging in hedging or monetization transactions with respect to the Company's securities, such as short-sales, prepaid variable forward contracts, equity swaps, collars and exchange funds and other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Kyndryl securities.

Pursuant to our Securities Trading Policy, directors and executive officers and certain related persons are also prohibited from pledging Kyndryl securities at any time, which includes having Kyndryl securities in a margin account or using Kyndryl securities as collateral for a loan.

Risk Management and Mitigation of Compensation Policies and Practices

The CHC Committee regularly reviews our executive and non-executive compensation programs to assess whether any aspects of the programs would encourage any of the Company's NEOs or executives to take any unnecessary or inappropriate risks that could threaten the value of the Company or increase risks that are reasonably likely to have a material adverse effect on the Company. The CHC Committee discusses the concept of risk as it relates to our compensation programs, considers various mitigating factors and reviews these items with its independent compensation consultant, FW Cook. In addition, our CHC Committee asks FW Cook to annually conduct an independent risk assessment of our compensation program. The CHC Committee has determined that there is an appropriate balance in the Company's compensation mix, that policies are in place to mitigate compensation-related risk and that CHC Committee oversight extends below the executive officer level. Based on these reviews and discussions, the CHC Committee does not believe our fiscal 2025 compensation program creates risks that are reasonably likely to have a material adverse effect on the Company. In particular, the CHC Committee considered:

Attribute	Risk-Mitigating Effect
✓ **Emphasis on long-term, equity-based compensation at the executive level**	• Discourages risk-taking that produces short-term results at the expense of building long-term stockholder value
✓ **PSUs are subject to a three-year performance and vesting period, and RSUs and stock options vest over four years; all are subject to our clawback policies**	• Helps ensure our executives realize their compensation over a time horizon consistent with achieving long-term stockholder value
✓ **Number of shares that may be earned under our PSU awards is capped**	• Reduces the possibility that extraordinary events or formulaic payments could distort incentives or over-emphasize short-term over long-term performance
✓ **Payments under our Annual Incentive Plan are capped**	• Reduces the possibility that extraordinary events or formulaic payments could distort incentives
✓ **Robust stock ownership guidelines**	• Helps ensure our executives' economic interests are aligned with the long-term interests of our stockholders
✓ **Prohibition on hedging transactions by executive officers and their related parties**	• Helps ensure the alignment of interests generated by our executive officers' equity holdings is not undermined by hedging or similar transactions
✓ **Stringent clawback policies and provisions, including a policy consistent with SEC rules and NYSE listing standards, as well as an additional supplemental policy**	• Deters inappropriate actions or decisions by our executives by reducing the potential financial gain to be realized as a result of such actions or decisions
✓ **Use of an independent compensation consultant that performs no other services for the Company**	• Helps ensure advice will not be influenced by conflicts of interest

For the foregoing reasons, the CHC Committee has concluded that the programs by which our executives are compensated strike an appropriate balance between short-term and long-term compensation and incentivize our executives to act in a manner that prudently manages enterprise risk.

Compensation and Human Capital Committee Report

The Compensation and Human Capital Committee has reviewed and discussed the foregoing "Compensation Discussion and Analysis" with management. Based upon this review and discussion, the Compensation and Human Capital Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2025.

SUBMITTED BY THE COMPENSATION AND HUMAN CAPITAL COMMITTEE OF THE BOARD



JANA SCHREUDER, Chair



JANINA KUGEL



HOWARD I. UNGERLEIDER

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of our NEOs for their service in fiscal 2025, fiscal 2024 and fiscal 2023.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Martin Schroeter	2025	1,175,000	–	11,500,025	–	2,782,562	–	346,139	15,803,726
Chairman and Chief	2024	1,075,000	–	10,500,025	–	3,483,442	–	602,814	15,661,281
Executive Officer	2023	1,000,000	–	10,500,025	–	2,000,000	–	155,321	13,655,346
David Wyshner	2025	855,938	–	4,000,076	–	1,266,829	–	25,350	6,148,193
Chief Financial	2024	813,750	–	4,000,037	–	1,647,968	–	20,802	6,482,557
Officer	2023	780,000	–	4,000,027	–	975,000	–	13,389	5,768,416
Elly Keinan	2025	879,800	–	7,600,069	–	2,083,474	–	242,831	10,806,174
Group President	2024	822,500	–	7,600,008	–	2,665,033	–	184,932	11,272,473
	2023	800,000	–	7,600,020	–	1,600,000	–	122,389	10,122,409
Edward Sebold	2025	726,250	–	1,500,047	–	1,074,885	–	142,093	3,443,275
General Counsel	2024	691,667	–	1,500,046	–	1,400,717	–	101,253	3,693,683
and Secretary	2023	666,667	–	1,500,020	–	833,333	–	67,500	3,067,520
Maryjo Charbonnier	2025	674,375	–	1,000,085	–	998,108	–	122,468	2,795,036
Chief Human	2024	641,250	–	1,000,039	–	1,298,628	–	88,075	3,027,992
Resources Officer	2023	615,000	–	1,000,028	–	768,750	–	52,349	2,436,127

[1] Amounts in this column reflect the salary earned during the relevant fiscal period, whether paid or deferred under our Excess Plan. The fiscal 2025 base salaries for the NEOs (as described under "Compensation Discussion and Analysis – Elements of Compensation and Compensation Decisions – Base Salaries") became effective July 1, 2024.

[2] Amounts in this column reflect the aggregate grant date fair value of stock awards granted to the NEOs during each of the periods presented, computed in accordance with Topic 718. The grant date fair value of the RSUs and PSUs issued was determined using the assumptions discussed under "Stock-Based Compensation" in Note 1 – "Significant Accounting Policies" and Note 16 – "Stock-Based Compensation" to the financial statements for the fiscal year ended March 31, 2025 included in our Fiscal 2025 Form 10-K. The amounts for the PSUs granted in fiscal 2025 included within the total amount in the "Stock Awards" column reflect the grant date fair value based upon the probable outcome of the performance conditions (as described under "Compensation Discussion and Analysis – Elements of Compensation and Compensation Decisions – Long-Term Equity Incentives") as of the grant date. If the highest level of performance was achieved, then the aggregate grant date fair value of the PSUs granted in fiscal 2025 would have been the following amounts: Mr. Schroeter – $11,212,562; Mr. Wyshner – $3,900,116; Mr. Keinan – $7,410,081; Mr. Sebold – $1,462,590; and Ms. Charbonnier – $975,122.

[3] Reflects the cash incentive bonuses earned by the NEOs. See "Compensation Discussion and Analysis – Elements of Compensation and Compensation Decisions – Annual Cash Bonus."

[4] We do not provide any of our executives with any above-market or preferential earnings on non-qualified deferred compensation.

[5] Amounts shown in this column include the following for fiscal 2025: For Messrs. Schroeter, Wyshner, Keinan and Sebold and Ms. Charbonnier, 401(k) matching contributions of $20,700, $10,350, $20,700, $20,700 and $20,700, respectively; for Messrs. Schroeter, Keinan and Sebold and Ms. Charbonnier, automatic contributions by us to the Kyndryl Excess Plan of $257,307, $190,994, $106,393 and $97,193, respectively; and for Mr. Schroeter, $42,233 for personal security.

Amounts shown in this column also include the following perquisites for fiscal 2025, each of which was below the SEC threshold for individual quantification: For Mr. Schroeter, personal financial planning, ground transportation and Kyndryl-sponsored gifts; for Mr. Wyshner, personal financial planning; for Mr. Keinan, personal financial planning, ground transportation and spousal travel; for Mr. Sebold, personal financial planning; and for Ms. Charbonnier, annual executive physical and ground transportation.

Based on a review by an independent security consultant and the Company's assessment of risks as they have evolved over time since the Spin-off along with the Company's own transformation as an independent company, we implemented certain temporary personal security measures for Mr. Schroeter due to a specific threat and his critical leadership role. The CHC Committee believes the amounts paid by the Company for Mr. Schroeter's security services are reasonable, necessary and for the Company's benefit. The aggregate incremental cost for Mr. Schroeter's personal security services is calculated based on billings for services from third parties.

Mr. Schroeter did not use Company-provided aircraft for personal use in fiscal 2025. Mr. Schroeter's personal travel on Company-provided aircraft is limited to an aggregate incremental cost to the Company not to exceed $200,000 per year. The aggregate incremental cost to the Company is calculated based on our actual invoiced amount from a third-party provider for the variable costs incurred on each trip.

In addition, and in limited circumstances, Messrs. Schroeter and Keinan had family members accompany each on business travel on a Company-provided aircraft for which we incurred no incremental costs.

The NEOs are fully responsible for all personal income taxes associated with these perquisites and no gross-up payment for these taxes is made by the Company.

Grants of Plan-Based Awards in Fiscal 2025

The following table sets forth grants of plan-based awards to the NEOs during the fiscal year that ended March 31, 2025.

Name	Grant Date	Approval Date	Award Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[3] ($)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Martin Schroeter			Annual Cash Bonus	144,000	2,400,000	4,800,000					
	6/3/2024[2]	5/30/2024	FY25 PSU				14,152	283,042	424,563		7,475,023
	6/3/2024	5/30/2024	FY25 RSU							152,059	4,025,002
David Wyshner			Annual Cash Bonus	64,969	1,082,813	2,165,625					
	6/3/2024[2]	5/30/2024	FY25 PSU				4,923	98,451	147,677		2,600,051
	6/3/2024	5/30/2024	FY25 RSU							52,891	1,400,025
Elly Keinan			Annual Cash Bonus	107,568	1,792,800	3,585,600					
	6/3/2024[2]	5/30/2024	FY25 PSU				9,353	187,055	280,583		4,940,046
	6/3/2024	5/30/2024	FY25 RSU							100,492	2,660,023
Edward Sebold			Annual Cash Bonus	55,125	918,750	1,837,500					
	6/3/2024[2]	5/30/2024	FY25 PSU				1,846	36,920	55,380		975,041
	6/3/2024	5/30/2024	FY25 RSU							19,834	525,006
Maryjo Charbonnier			Annual Cash Bonus	51,188	853,125	1,706,250					
	6/3/2024[2]	5/30/2024	FY25 PSU				1,231	24,615	36,923		650,072
	6/3/2024	5/30/2024	FY25 RSU							13,223	350,013

[1] Reflects the range of possible payout under the Annual Cash Bonus awarded to the NEO for fiscal 2025. See ''Compensation Discussion and Analysis – Elements of Compensation and Compensation Decisions – Annual Cash Bonus.'' The amount paid out is included in the ''Non-Equity Incentive Plan Compensation'' column of the Summary Compensation Table.

[2] Reflects the PSU award granted to the NEO as part of the fiscal 2025 long-term incentive award. Amounts reported in the ''Threshold'' column assume that 5% of the target PSUs will vest and amounts reported in the ''Maximum'' column assume that 150% of the target PSUs will vest. The actual number of shares that are earned for the PSUs will be determined based on the level of achievement attained with respect to Adjusted Operating Cash Flow, Total Signings and Relative TSR over the three-year period.

[3] Computed in accordance with Topic 718 using the assumptions discussed under ''Stock-Based Compensation'' in Note 1 – ''Significant Accounting Policies'' and Note 16 – ''Stock-Based Compensation'' to the financial statements for the fiscal year ended March 31, 2025 included in the Fiscal 2025 Form 10-K.

Outstanding Equity Awards as of March 31, 2025

The following table sets forth the number of securities underlying outstanding equity awards for each of our NEOs as of March 31, 2025.

		Option Awards[1][2]				Stock Awards[2]			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested[9] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested[9] (#)
Martin Schroeter	12/16/2021[3]					59,174	1,858,064		
	12/16/2021	481,535	160,512	17.78	12/16/2031				
	8/1/2022[4]					173,105	5,435,497		
	8/1/2023[5]					206,153	6,473,204		
	8/1/2023[6]							755,798	23,732,057
	6/3/2024[7]					152,059	4,774,653		
	6/3/2024[8]							353,965	11,114,501
David Wyshner	12/16/2021[3]					22,543	707,850		
	12/16/2021	183,442	61,148	17.78	12/16/2031				
	8/1/2022[4]					65,945	2,070,673		
	8/1/2023[5]					78,535	2,465,999		
	8/1/2023[6]							287,926	9,040,876
	6/3/2024[7]					52,891	1,660,777		
	6/3/2024[8]							123,121	3,865,999
Elly Keinan	12/16/2021[3]					42,831	1,344,893		
	12/16/2021	348,540	116,180	17.78	12/16/2031				
	8/1/2022[4]					125,295	3,934,263		
	8/1/2023[5]					149,215	4,685,351		
	8/1/2023[6]							547,054	17,177,496
	6/3/2024[7]					100,492	3,155,449		
	6/3/2024[8]							233,926	7,345,276
Edward Sebold	12/16/2021[3]					8,454	265,456		
	12/16/2021	68,790	22,931	17.78	12/16/2031				
	8/1/2022[4]					24,730	776,522		
	8/1/2023[5]					29,451	924,761		
	8/1/2023[6]							107,975	3,390,415
	6/3/2024[7]					19,834	622,788		
	6/3/2024[8]							46,172	1,449,801
Maryjo Charbonnier	12/16/2021[3]					5,636	176,970		
	12/16/2021	45,861	15,287	17.78	12/16/2031				
	8/1/2022[4]					16,487	517,692		
	8/1/2023[5]					19,635	616,539		
	8/1/2023[6]							71,985	2,260,329
	6/3/2024[7]					13,223	415,202		
	6/3/2024[8]							30,783	966,586

[1] Stock options vest in four equal annual installments beginning on the anniversary of the grant date.

[2] For information on vesting upon specified termination events or a change in control, see "Potential Payments upon Termination or Change in Control."

[3] These RSUs vest in one installment on December 16, 2025.

(4) These RSUs vest in two equal installments on August 1, 2025 and August 1, 2026.

(5) These RSUs vest in three equal installments on August 1, 2025, August 1, 2026 and August 1, 2027.

(6) 50% of the PSU awards granted on August 1, 2023 will vest, if at all, based on the Company's achievement of the Adjusted Operating Cash Flow metric, 25% of such PSU awards will vest, if at all, based on the Company's achievement of the Total Signings metric and 25% of such PSU awards will vest, if at all, based on the Company's achievement of the Relative TSR metric. The number of shares reflected for each of the NEOs represents the maximum number of shares that would vest based on Adjusted Operating Cash Flow, Relative TSR and Total Signings metrics (because our performance as of March 31, 2025 was between target and maximum performance with respect to these performance metrics). The actual number of shares that will be distributed with respect to these fiscal 2024 PSU awards is not yet determinable. The fiscal 2024 PSU awards vest in proportion to actual performance over the three-year performance period ending on March 31, 2026. See the description of the PSU awards in "Compensation Discussion and Analysis — Elements of Compensation and Compensation Decisions — Long-Term Equity Incentives."

(7) These RSUs vest in four equal annual installments beginning on the anniversary of the grant date.

(8) 50% of the PSU awards granted on June 3, 2024 will vest, if at all, based on the Company's achievement of the Adjusted Operating Cash Flow metric, 25% of such PSU awards will vest, if at all, based on the Company's achievement of the Total Signings metric and 25% of such PSU awards will vest, if at all, based on the Company's achievement of the Relative TSR metric. The number of shares reflected for each of the NEOs represents the maximum number of shares that would vest based on Relative TSR and Total Signings metrics (because our performance as of March 31, 2025 was between target and maximum performance with respect to these performance metrics) and the target number of shares that would vest based on Adjusted Operating Cash Flow (because our performance as of March 31, 2024 was between threshold and target performance with respect to this performance metric). The actual number of shares that will be distributed with respect to these fiscal 2025 PSU awards is not yet determinable. The fiscal 2025 PSU awards vest in proportion to actual performance over the three-year performance period ending on March 31, 2027. See the description of the PSU awards in "Compensation Discussion and Analysis — Elements of Compensation and Compensation Decisions — Long-Term Equity Incentives."

(9) The market value is based on the closing price on the NYSE of our common stock on March 31, 2025, the last trading day of fiscal 2025 ($31.40), multiplied by the relevant number of shares.

Option Exercises and Stock Vested in Fiscal 2025

The following table provides information regarding RSUs and PSUs that vested during fiscal 2025 for our NEOs. Our NEOs did not exercise any options during fiscal 2025.

	Stock Awards	
Name	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
Martin Schroeter	366,612	11,698,550
David Wyshner	236,995	6,657,302
Elly Keinan	265,357	8,467,515
Edward Sebold	53,838	1,709,543
Maryjo Charbonnier	34,916	1,114,175

[1] The shares acquired on vesting represent RSUs that vested as follows:

As to Mr. Schroeter – 155,269 RSUs that vested on August 1, 2024, 59,173 RSUs that vested on December 16, 2024 and 152,170 PSUs that vested on February 1, 2025.

As to Mr. Wyshner – 59,150 RSUs that vested on August 1, 2024, 97,333 RSUs that vested on October 1, 2024, 22,542 RSUs that vested on December 16, 2024 and 57,970 PSUs that vested on February 1, 2025.

As to Mr. Keinan – 112,385 RSUs that vested on August 1, 2024, 42,830 RSUs that vested on December 16, 2024 and 110,142 PSUs that vested on February 1, 2025.

As to Mr. Sebold – 1,464 RSUs that vested on June 8, 2024, 22,182 RSUs that vested on August 1, 2024, 8,453 RSUs that vested on December 16, 2024 and 21,739 PSUs that vested on February 1, 2025.

As to Ms. Charbonnier – 14,787 RSUs that vested on August 1, 2024, 5,636 RSUs that vested on December 16, 2024 and 14,493 PSUs that vested on February 1, 2025.

[2] The value realized on vesting is based on the average high and low of our common stock on the NYSE on the vesting date. If vesting occurs on a day on which the NYSE is closed, the value realized on vesting is based on the average high and low of our stock price on the last trading day prior to the vesting date.

Pension Benefits in Fiscal 2025

During fiscal 2025, no NEOs participated in either a tax-qualified or non-qualified defined benefit plan sponsored by the Company.

Non-Qualified Deferred Compensation for Fiscal 2025

The following table provides information regarding contributions, earnings and balances for our NEOs under the Kyndryl Excess Plan, as well as under the IBM Excess 401(k) Plus Plan, in which they participated in fiscal 2021 and maintain balances, but to which they may not make further contributions. Under each of the plans, deferred account balances are fully vested at all times. In addition, neither plan provides any opportunity for above-market or preferential earnings, nor does either plan provide any minimum internal rate of return. Additionally, the Kyndryl Excess Plan and the IBM Excess 401(k) Plus Plan do not permit ''hardship'' withdrawals. The Kyndryl Excess Plan and the IBM Excess 401(k) Plus Plan are not funded, and plan participants have only an unsecured contractual commitment by the applicable company to pay amounts owed under each plan. Each of these plans is further described below.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Balance at Last FYE ($)[4]
Martin Schroeter				
Kyndryl Excess Plan	–	257,307	7,349	545,491
IBM Excess 401 (k) Plus Plan	–	–	1,630	24,644
David Wyshner				
Kyndryl Excess Plan	–	–	–	–
IBM Excess 401 (k) Plus Plan	–	–	–	–
Elly Keinan				
Kyndryl Excess Plan	–	190,994	5,805	410,371
IBM Excess 401 (k) Plus Plan	–	–	112	2,446
Edward Sebold				
Kyndryl Excess Plan	841,551	106,393	96,887	2,278,302
IBM Excess 401 (k) Plus Plan	–	–	167,207	3,062,142
Maryjo Charbonnier				
Kyndryl Excess Plan	–	97,193	4,389	235,139
IBM Excess 401 (k) Plus Plan	–	–	–	–

[1]   The amounts in this column are reported as compensation for fiscal 2025 in the ''Base Salary'' and ''Non-Equity Incentive Plan Compensation'' columns of the Summary Compensation Table.

[2]   Represents the amount of the automatic contribution made by us in accordance with the Kyndryl Excess Plan. The amounts in this column are reported as compensation for fiscal 2025 in the ''All Other Compensation'' column of the Summary Compensation Table.

[3]   Amounts in this column are not reported as compensation for fiscal 2025 in the Summary Compensation Table since they do not reflect above-market or preferential earnings.

[4]   Amounts in this column include the following aggregate amounts for each of the following NEOs reported as compensation to such NEOs for previous periods in the ''Base Salary,'' ''Non-Equity Incentive Plan Compensation'' and ''All Other Compensation'' columns of the Summary Compensation Table: Mr. Schroeter, $257,307 in fiscal 2025, $245,203 in previous periods; Mr. Keinan, $190,994 in fiscal 2025, $182,415 in previous periods; Mr. Sebold, $947,944 in fiscal 2025, $2,028,410 in previous periods; Ms. Charbonnier, $97,193 in fiscal 2025, $121,671 in previous periods.

IBM Excess 401(k) Plus Plan

IBM maintains the IBM Excess 401(k) Plus Plan (the "IBM Excess Plan"), in which each of our NEOs other than Mr. Wyshner and Ms. Charbonnier participated in 2021. Following the Spin-off, our NEOs became ineligible to make deferral elections under the IBM Excess Plan.

Deferrals under the IBM Excess Plan may be allocated among various notional investment choices, which typically replicate the performance of the comparable investment funds in the IBM 401(k) Plan. For Messrs. Schroeter, Keinan and Sebold, their transfer to Kyndryl in connection with the Spin-off did not trigger a distribution of the amounts in their accounts in the IBM Excess Plan. Rather, upon their separation of service from Kyndryl, they will receive a distribution of the amounts in their accounts in a lump sum or installments based upon their distribution election.

Kyndryl Excess Plan

In connection with the Spin-off, we adopted the Kyndryl Excess Plan, a nonqualified deferred compensation plan that, starting in calendar year 2022, offers eligible employees an opportunity to defer up to 80% of their eligible compensation (including base and performance pay, but not any non-recurring compensation) in excess of the limits imposed by the Code under the Kyndryl 401(k) Plan.

Employees became eligible to participate in the Kyndryl Excess Plan beginning in 2022 if they (i) were hired as an executive or promoted to an executive position by Kyndryl after September 1, 2021 and prior to November 15, 2021 or (ii) directly transferred from IBM to Kyndryl and either (a) made elective deferrals under the IBM Excess Plan for the 2021 plan year or (b) were hired as an executive by IBM between November 15, 2020 and September 1, 2021. Each of the NEOs is eligible to participate in the Kyndryl Excess Plan.

For certain eligible employees that transferred from IBM, including Messrs. Schroeter, Keinan and Sebold and Ms. Charbonnier, we will make an annual automatic contribution to the Kyndryl Excess Plan equal to 6% of their eligible pay in excess of the limits under the Code.

Distributions are made following death (in a lump sum) or following a separation from service (in a lump sum or installments, based on the employee's distribution election), subject to certain exceptions for compliance with Section 409A of the Code.

Deferrals under the Kyndryl Excess Plan may be allocated among hypothetical investment options that mirror the investment options available under our qualified Kyndryl 401(k) Plan.

Potential Payments upon Termination or Change in Control

The following table describes the potential payments and benefits under the Company's compensation and benefit plans and contractual agreements to which the NEOs would have been entitled if a termination of employment or change in control occurred on the last business day of fiscal 2025. The only agreements, arrangements or plans that entitle the NEOs to severance, perquisites or other enhanced benefits upon termination of their employment or a change in control are:

- the Severance Plan; and
- the terms of the NEOs' equity awards.

The amounts shown in the table do not include:

- payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs; and
- distributions of previously vested plan balances under the Kyndryl 401(k) Plan, the Kyndryl Excess Plan and the IBM Excess Plan (see "Non-Qualified Deferred Compensation for Fiscal 2025" above for information about the Kyndryl Excess Plan and the IBM Excess Plan).

Potential Payments to NEOs upon Termination of Employment or Change in Control Table

Name	Covered Termination ($)	Covered Termination following a Change in Control ($)	Qualifying Retirement ($)	Disability ($)	Death ($)
Martin Schroeter					
Cash Severance Payment[1]	5,182,562	9,600,000	–	–	–
Acceleration of Equity Awards[2]	–	51,994,977	15,952,938	51,994,977	51,994,977
Value of Continuing Benefits[3]	45,001	45,001	–	–	–
Value of Continuing Financial Advisory Services[4]	7,500	7,500	–	–	–
Outplacement Benefit[5]	3,355	3,355	–	–	–
Total	5,238,418	61,650,833	15,952,938	51,994,977	51,994,977
David Wyshner					
Cash Severance Payment[1]	2,566,204	4,006,406	–	–	–
Acceleration of Equity Awards[2]	–	19,355,207	–	19,355,207	19,355,207
Value of Continuing Benefits[3]	51,992	51,992	–	–	–
Value of Continuing Financial Advisory Services[4]	7,500	7,500	–	–	–
Outplacement Benefit[5]	3,355	3,355	–	–	–
Total	2,629,051	23,424,460	–	19,355,207	19,355,207
Elly Keinan					
Cash Severance Payment[1]	3,428,074	5,826,600	–	–	–
Acceleration of Equity Awards[2]	–	36,774,612	11,546,879	36,774,612	36,774,612
Value of Continuing Benefits[3]	33,188	33,188	–	–	–
Value of Continuing Financial Advisory Services[4]	6,750	6,750	–	–	–
Outplacement Benefit[5]	3,355	3,355	–	–	–
Total	3,471,367	42,644,505	11,546,879	36,774,612	36,774,612
Edward Sebold					
Cash Severance Payment[1]	2,177,385	3,399,375	–	–	–
Acceleration of Equity Awards[2]	–	7,258,321	2,279,059	7,258,321	7,258,321
Value of Continuing Benefits[3]	45,001	45,001	–	–	–
Value of Continuing Financial Advisory Services[4]	7,500	7,500	–	–	–
Outplacement Benefit[5]	3,355	3,355	–	–	–
Total	2,233,241	10,713,552	2,279,059	7,258,321	7,258,321
Maryjo Charbonnier					
Cash Severance Payment[1]	2,021,858	3,156,563	–	–	–
Acceleration of Equity Awards[2]	–	4,839,005	–	4,839,005	4,839,005
Value of Continuing Benefits[3]	34,661	34,661	–	–	–
Value of Continuing Financial Advisory Services[4]	–	–	–	–	–
Outplacement Benefit[5]	3,355	3,355	–	–	–
Total	2,059,874	8,033,584	–	4,839,005	4,839,005

[1] Cash Severance Payments:

- Under the Severance Plan, as described more fully below, each NEO is entitled to cash severance in the event of a termination without Cause or, solely following a Change in Control, with Good Reason, subject to certain conditions;

- The amounts of the cash severance payments included in the table assume that there is no notice period prior to the termination without Cause; and

- The cash severance payments included in the table assume there would be no cutback of payments to avoid subjecting the NEOs to an excise tax under Section 280G of the Code.

(2)   Acceleration of Equity Awards:

- The values set forth in the rows titled "Acceleration of Equity Awards" are presented as the sum of the values as of the last business day of fiscal 2025 of the additional benefit from the acceleration of vesting (or continued vesting in the case of RSUs under "qualifying retirement"), if any, of RSUs, stock options and PSUs that would have occurred as a result of termination under the different circumstances presented.

- The value of accelerated stock options, for purposes of this table, was determined by subtracting the exercise price of the original stock option from the closing stock price on the NYSE of $31.40 as of March 31, 2025, the last trading day of fiscal 2025, and multiplying the result, if a positive number (in-the-money), by the number of option shares that would vest as a result of termination. Because the stock options held by the NEOs were in-the-money as of March 31, 2025, amounts relating to such options are included in the table.

- With respect to Messrs. Schroeter, Keinan and Sebold, a termination without cause would constitute a "qualifying LTPP retirement" as described under "— Treatment of Outstanding Equity Awards in the Event of Certain Qualifying Terminations" below.

(3)   Value of Continuing Benefits:

- Reflects the cost of providing continued group health coverage (on the same basis as actively employed employees of the Company) for a period of 18 months, assuming fiscal 2025 rates; and

- The amounts included in the table assume that there is no notice period prior to the termination without Cause.

(4)   Reflects the estimated cost of providing continued financial advisory services for a period of six months, assuming fiscal 2025 rates. Ms. Charbonnier did not participate in the financial advisory services program and therefore, would not receive a continuing benefit.

(5)   Reflects the estimated cost of six months of outplacement services.

Severance Plan

The Severance Plan provides for payment of severance and other benefits to eligible executives, including the NEOs, in the event of a termination of employment with the Company without Cause (as that term is defined in the LTPP and as set forth below) and other than due to death or disability or, solely in connection with a change in control, with Good Reason (as defined below, and each of a termination without Cause and a termination with Good Reason, a "covered termination"), in each case, subject to the executive's (i) execution and non-revocation of a general release of claims in favor of the Company, (ii) execution of a two-year non-solicitation agreement and (iii) continued compliance with the executive's Agreement Regarding Confidential Information and Intellectual Property with the Company. The Severance Plan also provides for continued vesting of certain equity awards upon a "qualifying retirement" (as defined below).

In the event of a covered termination, in addition to certain accrued obligations as of March 31, 2025, the Severance Plan provided for the following payments and benefits to the NEOs:

- a lump-sum pro-rata bonus for the year of termination, based on actual performance;

- a lump-sum payment in an amount equal to 24 months' base salary in the case of Mr. Schroeter, or 18 months' base salary in the case of each of the other NEOs, in each case inclusive of any notice period;

- continued health insurance coverage, or reimbursement of premiums for coverage, at substantially the same level as provided immediately prior to such termination, at the same cost as generally provided to similarly situated active Company employees, for a period of 18 months (the "welfare benefit"), inclusive of any notice period; and

- payment of, or reimbursement for, six months of outplacement services (the "outplacement benefit").

Notwithstanding the foregoing, in the event such covered termination occurs within the 24-month period following a change in control (as defined in the LTPP), in addition to certain accrued obligations, the Severance Plan provides for the following payments and benefits to the NEOs:

- a lump-sum pro-rata bonus for the year of termination, based on target performance;

- a lump-sum cash severance amount equal to the sum of 24 months' base salary and two times target annual incentive plan payout in the case of Mr. Schroeter, or the sum of 18 months' base salary and one and one-half times target annual incentive plan payout in the case of the other NEOs;

- the welfare benefit;

- the outplacement benefit; and

- financial advisory services (for executives in Band B and above).

In addition, the Severance Plan provides that, upon a termination in connection with a "qualifying retirement," subject to the NEO's (i) provision of six months' notice of intent to retire, (ii) execution and non-revocation of a general release of claims in favor of the Company, (iii) execution of a two-year noncompetition and non-solicitation agreement, (iv) completion of one year of service measured from the LTPP award date, and (v) continued compliance with the Agreement Regarding Confidential Information and Intellectual Property with the Company, notwithstanding anything to the contrary in the LTPP or the award agreements relating to the NEO's outstanding RSU awards, such outstanding RSU awards will not be canceled but will instead remain outstanding and subject to vesting in accordance with their terms as if the NEO remained an active employee of the Company through each applicable vesting date.

The Severance Plan provides that if any payments and/or benefits due to a participant (including any NEO) under the Severance Plan and/or any other arrangements will constitute "excess parachute payments" (as defined in Section 280G ("Section 280G") of the Code), the Company will reduce the amount of payments under the Severance Plan by the minimum amount necessary such that the present value of the participant's "parachute payments" (as defined in Section 280G) is below 300% of such participant's "base amount" (as defined in Section 280G), calculated in accordance with the Treasury Regulations promulgated under Section 280G; provided, however, in no event will the amount of any severance payments be reduced unless (a) the net after-tax amount of such payments and benefits as so reduced is greater than or equal to (b) the net after-tax amount of such payments and benefits without such reduction.

For purposes of the Severance Plan:

- a "qualifying retirement" is a termination of employment (other than for Cause as defined the LTPP and set forth below) after attaining the age of 55 and completing at least ten (10) years of service with the Company at the time of termination. For purposes of calculating years of service, years of service to IBM will be counted for participants who transferred employment directly to the Company from IBM in connection with the Spin-off; and

- a termination with "Good Reason" is a termination of employment due to (a) a material diminution in the participant's authority, duties or responsibilities, (b) a reduction in the participant's then current base salary or bonus opportunity, (c) a material breach by the Company of an existing agreement between the Company and the participant, (d) the failure of the Company's successor to assume in writing the Company's obligations under the Severance Plan or any other agreement with the participant if not assumed by successor by operation of law, or (e) a relocation of more than 40 miles from both the participant's then current primary place of employment and their assigned primary Company office; provided, however, that the participant must provide the Company with written notice of the circumstance that the participant claims to be good reason within 90 days after such circumstance first occurs, such circumstance is not remedied within 30 days after the Company receives the written notice, and the participant's termination of employment is effective as soon as practicable after the end of such 30-day cure period.

Treatment of Outstanding Equity Awards in the Event of Certain Qualifying Terminations (Other than Terminations in Connection with a Change in Control)

RSUs

Except as provided in the case of a "qualifying retirement" under the Severance Plan, in the event of termination of employment other than on account of death or disability, all unvested RSUs will be canceled. In the event of the NEO's death, all unvested RSUs will immediately vest. In the event the NEO becomes disabled (as described in the LTPP), unvested RSUs will remain outstanding and continue to vest in accordance with their terms as if the NEO remained an active employee of the Company through each applicable vesting date.

Stock Options

In the event of termination of employment other than in connection with a "qualifying LTPP retirement" or on account of death or disability, any stock options that are not exercisable will be canceled immediately, and any stock options that are exercisable as of the date of termination of employment (other than for Cause (as defined in the LTPP and set forth below)) will remain exercisable for 90 days after the date of termination, after which any unexercised stock options will be canceled. In the event of termination of employment in connection with a "qualifying LTPP retirement" (which is a termination of employment (other than for Cause) after attaining the age of 55 and completing at least ten years of service with the Company at the time of termination), any unvested stock options will vest and become exercisable, and all stock options that are exercisable as of the date of termination will remain exercisable until the earlier of the expiration of the full term and the fifth anniversary of the date the NEO's employment terminates. In the event of the NEO's death or in the event the NEO becomes disabled, all stock options will become fully exercisable and remain exercisable until the earlier of the expiration of their full term and the third anniversary of the date the NEO's employment terminates.

PSUs

In the event of a termination of employment other than in connection with a "qualifying LTPP retirement" or on account of death or disability, all unvested PSUs will be canceled. In the event of termination of employment in connection with a "qualifying LTPP retirement" at least one year after the grant date of the PSUs, the NEO will receive a payout that is prorated for the time worked as an active executive during the Performance Period following the CHC Committee's calculation of the PSU payout. In the event of a NEO's death or in the event the NEO becomes disabled, the PSUs will remain outstanding and continue to vest in accordance with their terms.

Treatment of Outstanding Equity Awards in the Event of a Change in Control

In the event of a change in control (as defined in the LTPP):

- if the acquirer or successor company in such change in control has agreed to provide for the substitution, assumption, exchange or other continuation of awards granted pursuant to the LTPP, then, if the participant's employment with or service to the Company or an affiliate is terminated by the Company or affiliate without cause (and other than due to death or disability) on or within 24 months following a change in control, unless otherwise provided by the CHC Committee, all options and stock appreciation rights held by such participant will become immediately exercisable with respect to 100% of the shares subject to such options and stock appreciation rights, and the restricted period (and any other conditions) will expire immediately with respect to 100% of the shares of restricted stock and restricted stock units and any other awards (other than other cash-based awards) held by such participant (including a waiver of any applicable performance conditions); provided that if the vesting or exercisability of any award would otherwise be subject to the achievement of performance conditions, the portion of such award that will become fully vested and immediately exercisable will be based on the assumed achievement of actual or target performance as determined by the CHC Committee;

- if the acquirer or successor company in such change in control has not agreed to provide for the substitution, assumption, exchange or other continuation of awards granted pursuant to the LTPP, then unless otherwise provided by the CHC Committee, all stock options and stock appreciation rights held by such participant will become immediately exercisable with respect to 100% of the shares subject to such stock options and stock appreciation rights, and the restricted period (and any other conditions) will expire immediately with respect to 100% of the shares of restricted stock and restricted stock units and any other awards (other than cash-based awards) held by such participant (including a waiver of any applicable performance conditions); provided that if the vesting or exercisability of any award would otherwise be subject to the achievement of performance conditions, the portion of such award that will become fully vested and immediately exercisable will be based on the assumed achievement of actual or target performance as determined by the CHC Committee; and

- the CHC Committee may, upon at least 10 days' advance notice to the affected participants, cancel any outstanding award and pay to the holders thereof, in cash, securities or other property (including of the acquiring or successor company), or any combination thereof, the value of such awards based upon the price per share of common stock received or to be received by other stockholders of the Company in the event (it being understood that any stock option or stock appreciation right having a per-share exercise or hurdle price equal to, or in excess of, the fair market value (as of the date specified by the CHC Committee) of a share of common stock subject thereto may be canceled and terminated without any payment or consideration therefor).

Notwithstanding the above, the CHC Committee will exercise such discretion over the timing of settlement of any award subject to Code Section 409A at the time such award is granted. To the extent practicable, these provisions will occur in a manner and at a time that allows affected participants the ability to participate in the change in control transaction with respect to the shares of common stock subject to their awards.

Definition of Cause

"Cause" means, as reasonably determined by Kyndryl, the occurrence of any of the following: (i) embezzlement, misappropriation of corporate funds or other material acts of dishonesty; (ii) commission or conviction of any felony or of any misdemeanor involving moral turpitude, or entry of a plea of guilty or nolo contendere to any felony or misdemeanor (other than a minor traffic violation or other minor infraction); (iii) engagement in any activity that the employee knows or should know could harm the business or reputation of the Company; (iv) failure to adhere to the Company's corporate codes, policies or procedures; (v) a breach of any covenant in any employment agreement or any intellectual property agreement, or a breach of any other provision of the employment agreement, in either case if the breach is not cured to the Company's satisfaction within a reasonable period after notice of the breach (no notice and cure period is required if the breach cannot be cured); (vi) failure to perform duties or follow management direction, which failure is not cured to the Company's satisfaction within a reasonable period of time after a written demand for substantial performance is delivered to the employee (no notice or cure period is required if the failure to perform cannot be cured); (vii) violation of any statutory, contractual or common law duty or obligation to the Company, including, without limitation, the duty of loyalty; (viii) rendering of services for any organization or engaging directly or indirectly in any business which is or becomes competitive with the Company, or which organization or business, or the rendering of services to such organization or business, is or becomes otherwise prejudicial to or in conflict with the interests of the Company; or (ix) acceptance of an offer to engage in or associate with any business which is or becomes competitive with the Company; provided, however, that the mere failure to achieve performance objectives shall not constitute Cause.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Act and Item 402(u) of Regulation S-K ("Item 402(u)"), the Company is providing the following reasonable estimate of the ratio of the median of the annual total compensation of all of our employees (except Martin Schroeter, our Chief Executive Officer) to the annual total compensation of Mr. Schroeter, calculated in a manner consistent with Item 402(u).

For fiscal 2025, our last completed fiscal year:

- The median of the annual total compensation of all of our employees, excluding our CEO, was $39,464.
- The annual total compensation of our CEO was $15,803,726.
- Based on this information, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all of our employees except our CEO was 354:1.

We determined that, as of January 1, 2025, our employee population consisted of approximately 73,000 individuals. Approximately 90% of our employees work outside the U.S., with workforce hubs in India, Poland, Brazil, Japan, Czechia and Hungary.

SEC rules permit the identification of our median employee once every three years provided there has been no change in our employee population or employee compensation arrangements that we believe would significantly impact our pay ratio disclosure. Accordingly, we have calculated our disclosure based on the median employee identified as of January 1, 2023. For details on our process for identifying the median employee, please see "CEO Pay Ratio" in our annual Proxy Statement filed with the SEC on June 14, 2023.

Pay vs. Performance

In accordance with Item 402(v) of Regulation S-K, we are providing the following information about the relationship between the compensation actually paid ("CAP") to our NEOs (calculated as provided in Item 402(v) of Regulation S-K) and company performance based on certain financial performance measures selected by the SEC and the Company. For further information concerning the CHC Committee's compensation philosophy, including the pay for performance pillar of that philosophy and how the CHC Committee aligns executive compensation with the Company's performance, see "Executive Compensation – Compensation Discussion and Analysis."

Year[1]	Summary compensation table total for PEO ($)	Compensation actually paid to PEO ($)[2]	Average summary compensation table total for non-PEO named executive officers ($)	Average compensation actually paid to non-PEO named executive officers ($)[2][4]	Value of initial fixed $100 investment based on:		Net Income ($ mil.)[5]	Adjusted EBITDA ($ mil.)[6]
					Total shareholder return ($)[3]	Peer group total shareholder return ($)[4]		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2025	15,803,726	45,831,860	5,798,170	15,831,031	119	102	252	2,559
2024	15,661,281	31,636,300	6,119,176	11,069,154	82	116	(340)	2,361
2023	13,655,346	19,183,372	5,348,618	6,928,885	56	87	(1,374)	2,202
Trans	774,244	(6,991,872)	445,052	(2,150,363)	50	89	(229)	536
2021	26,377,162	23,074,107	10,881,003	8,995,352	69	96	(2,304)	2,049

[1]   In January 2022, the Company changed its fiscal year-end to March 31 from December 31. Fiscal 2024 and fiscal 2023 reflect the years ended March 31, 2024 and 2023; the transition period ("Trans") reflects the three months from January 1, 2022 through March 31, 2022; and fiscal 2021 reflects the year ended December 31, 2021.

[2]   To calculate the CAP to Martin Schroeter, our PEO, and the average CAP to our non-PEO NEOs during fiscal 2025 (David Wyshner, Elly Keinan, Edward Sebold and Maryjo Charbonnier), the following amounts were deducted from and added to Summary Compensation Table ("SCT") total compensation:

	SCT Total ($)[a]	Deductions: Stock Award and Option Award ($)[b]	Additions: Value of Stock and Option Awards calculated in accordance with SEC methodology for determining CAP ($)[c]	CAP ($)
PEO	15,803,726	11,500,025	41,528,159	45,831,860
Non-PEO NEOs	5,798,170	3,525,069	13,557,931	15,831,031

[a]   Reflects the total dollar amount reported in the SCT for the PEO and the average dollar amount reported in the SCT for the non-PEO NEOs.

[b]   Pursuant to Item 402(v)(2)(iii)(C)(1), this deduction reflects the subtraction of the grant date fair values of equity awards granted in the fiscal year, as reported in the SCT. The following amounts reflect the total dollar amount reported in the "Stock Awards" column in the SCT for the PEO and the average dollar amount reported in the SCT for the non-PEO NEOs:

	Stock Awards ($)	Option Awards ($)	Total Deductions ($)
PEO	11,500,025	–	11,500,025
Non-PEO NEOs	3,525,069	–	3,525,069

[c]   Pursuant to Item 402(v)(2)(iii)(C), the equity award adjustments include the addition (or subtraction, as applicable) of the following: (i) the fiscal 2025 year-end fair value of any equity awards granted during the fiscal year that are outstanding and unvested as of the end of the fiscal year; (ii) the amount of change as of the end of fiscal 2025

(from the end of the prior fiscal year) in fair value of any awards granted in prior fiscal years or periods that are outstanding and unvested as of the end of fiscal 2025; (iii) for awards that are granted and vest in same applicable fiscal year, if any, the fair value as of the vesting date; (iv) for awards granted in prior fiscal years or periods that vested during fiscal 2025, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior fiscal years that are determined to fail to meet the applicable vesting conditions during fiscal 2025, if any, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in fiscal 2025 prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable fiscal year or period. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

	Fair Value of Current Year Equity Awards at Fiscal 2025 Year End ($)	Change in Value of Prior Years' Awards Unvested at Fiscal 2025 Year End ($)	Vesting Date Fair Value of Current Year Equity Awards ($)	Change in Fair Value of Prior Years' Awards that Vested during Fiscal 2025 ($)	Prior Year-End Fair Value of Prior Year Awards that Failed to Vest During Fiscal 2025 ($)	Dollar Value of Dividends Paid During Fiscal 2025 ($)	Equity Value Included in CAP ($)
	(i)	(ii)	(iii)	(iv)	(v)	(vi)	Value = (i) + (ii) + (iii) + (iv) - (v) + (vi)
PEO	13,704,973	19,451,485	–	8,371,701	–	–	41,528,159
Non-PEO NEOs	4,200,947	6,530,173	–	2,826,811	–	–	13,557,931

(3) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends (if any) for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period. The beginning of the measurement period is November 4, 2021, the date our stock commenced regular-way trading on the NYSE.

(4) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: the S&P 400 IT Sector GICS Level 1 Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K, included in our Fiscal 2025 Form 10-K.

(5) The dollar amounts reported represent the amount of net income (loss) reflected in the Company's audited financial statements for the applicable fiscal year or period.

(6) Adjusted EBITDA is defined in ''Executive Compensation – Compensation Discussion and Analysis – Elements of Compensation and Compensation Decision – Annual Cash Bonus.''

Financial Performance Measures

As described in greater detail in ''Executive Compensation – Compensation Discussion and Analysis,'' the Company's executive compensation program is designed to be consistent with our compensation philosophy to pay for performance, align our executives' interests with those of our stockholders and pay competitively. Most of the executive compensation opportunities for our NEOs are performance-based and are tied to the Company's business results and individual performance. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on the goals of balancing risk while rewarding our NEOs for delivering financial, operating and strategic performance that aligns the Company's business strategy and stockholder interests. The most important financial performance measures used by the Company to link CAP to the Company's NEOs, for fiscal 2025, to the Company's performance are as follows:

- Adjusted EBITDA (as defined in ''Executive Compensation – Compensation Discussion and Analysis – Elements of Compensation and Compensation Decisions – Annual Cash Bonus'')

- Revenue

- Adjusted Operating Cash Flow (as defined in ''Executive Compensation – Compensation Discussion and Analysis – Elements of Compensation and Compensation Decisions – Long-Term Equity Incentives'')

- Total Signings (as defined in "Executive Compensation – Compensation Discussion and Analysis – Elements of Compensation and Compensation Decisions – Long-Term Equity Incentives")
- Relative TSR (the Company's TSR as compared to the companies in the S&P 400 Mid Cap Index, as described further in "Executive Compensation – Compensation Discussion and Analysis – Elements of Compensation and Compensation Decisions – Long-Term Equity Incentives")

Relationships Between CAP and Cumulative TSR, Adjusted EBITDA and Net Income

In furtherance of the Company's pay for performance philosophy, the CHC Committee uses several performance measures to align executive compensation with Company performance, not all of which are presented in the Pay vs. Performance table above. Additionally, the CHC Committee does not specifically align such performance measures with CAP (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following depictions of the relationships between CAP and Cumulative TSR, Adjusted EBITDA and Net Income.

CAP and Cumulative TSR



CAP and Adjusted EBITDA



CAP and Net Income



Due to our change in fiscal year-end, the Pay vs. Performance Table and preceding charts include a three-month transition period from January 1, 2022 through March 31, 2022. CAP and Company performance during the transition period is not comparable to Fiscal 2021 or Fiscal 2023 through 2025 because it represents a shorter time period.

The change in PEO and non-PEO CAP in each period reflected in the preceding charts is directionally correlated to our TSR and stock price because a significant majority of NEO compensation is granted in the form of equity compensation.

Equity Compensation Plan Information

The following table sets forth, as of March 31, 2025, certain information regarding our equity compensation plans. The only plan pursuant to which we may currently make equity grants is the Amended and Restated Kyndryl 2021 Long-Term Performance Plan.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($/Sh)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#)
Equity compensation plans approved by security holders	19,114,366[1]	$17.78[2]	17,601,399[3]

[1]   Total includes (i) 2,352,926 stock options, (ii) 10,557,165 performance share units (assuming maximum performance with respect to each of the performance measures) and (iii) 6,204,275 restricted stock units.

[2]   The weighted-average exercise price relates only to stock options. The calculation of the weighted-average exercise price does not include outstanding equity awards that are received or exercised for no consideration.

[3]   These shares are available for grant as of March 31, 2025, under the Amended and Restated Kyndryl 2021 Long-Term Performance Plan pursuant to which the CHC Committee of the Board of Directors may make various stock-based awards, including stock options, stock appreciation rights, restricted stock, restricted stock units and other awards based, in whole or in part, on the value of our common stock.

Audit Matters

Proposal 3 – Ratification of the Appointment of the Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation (including advance approval of audit and non-audit services and fees), retention and oversight of the independent registered public accounting firm that audits our financial statements. In accordance with its charter, the Audit Committee has selected PricewaterhouseCoopers LLP ("PwC") to serve as our independent registered public accounting firm for fiscal 2026. With the endorsement of the Board, the Audit Committee believes that the continued retention of PwC is in the best interests of Kyndryl and its stockholders and, therefore, recommends to stockholders that they ratify that appointment.

Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of PwC to our stockholders for ratification because we value our stockholders' views on the Company's independent registered public accounting firm. If our stockholders fail to ratify the selection, it will be considered notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

INDEPENDENT AUDITOR ENGAGEMENT

The Audit Committee annually reviews PwC's independence and performance in deciding whether to retain PwC or engage a different independent auditor. Prior to the selection of the independent auditor, the Committee considers many factors, including:

- PwC's capability and expertise in addressing and advising on the breadth and complexity of Kyndryl's global operations;
- PwC's independence and tenure as Kyndryl's auditor;
- The strength of PwC's performance on prior Kyndryl audits, including the extent and quality of PwC's communications with the Audit Committee;
- Public Company Accounting Oversight Board reports ("PCAOB") and other external data on audit quality and performance;
- Appropriateness of PwC's fees for audit and non-audit services; and
- PwC's reputation for integrity and competence in the fields of accounting and auditing.

AUDITOR INDEPENDENCE CONTROLS

The Audit Committee and Kyndryl management have robust policies and procedures in place to monitor and verify PwC's independence from Kyndryl on a continual basis. These policies and procedures include:

- Private meetings between the Audit Committee and PwC throughout the year;
- Pre-approval by the Audit Committee of audit and non-audit services;
- Lead engagement partner rotation at least every 5 years;
- Concurring audit partner rotation at least every 5 years;
- Auxiliary engagement partner rotation at least every 7 years;

- Hiring restrictions for PwC employees and tracking of PwC alumni at Kyndryl for continued auditor independence assessment purposes; and
- Internal quality reviews by, or of, PwC, including the performance of procedures to monitor and assess PwC's independence from its audit clients, as well as the results of PCAOB inspections.

ACCOUNTABILITY TO STOCKHOLDERS

PwC's representative will be present at the 2025 Annual Meeting and will have an opportunity to make a statement if they desire to do so and be available to respond to appropriate questions.

Audit and Non-Audit Fees

PwC began serving as our independent registered public accounting firm in 2020. In connection with the audit of the fiscal 2025 financial statements, we entered into an agreement with PwC which set forth the terms by which PwC would perform audit services for the Company. The following table presents fees for professional audit and other services rendered by PwC for the fiscal year ended March 31, 2025, and the fiscal year ended March 31, 2024. All PwC services for fiscal 2024 and fiscal 2025 were approved in advance by our Audit Committee.

(Dollars in Millions)	Fiscal 2025	Fiscal 2024
Audit Fees[1]	$26	$28
Audit-Related Fees[2]	10	14
Tax Fees[3]	1	1
All Other Fees[4]	–	–
Total	$37	$43

[1] Fees in fiscal 2025 and 2024 include those for services rendered for the integrated audit of Kyndryl's consolidated financial statements and of its internal control over financial reporting, for review of the interim consolidated financial statements included in quarterly reports and for services that are normally provided by PwC in connection with statutory and regulatory filings or engagements.

[2] For all periods presented, consists of fees billed for assurance and related services that are related to the performance of the auditor review of Kyndryl's consolidated financial statements and are not reported under "Audit Fees". These services are related to process control reports delivered to the Company and its clients and assurance and limited assurance procedures over selected corporate citizenship information.

[3] Tax fees in fiscal 2025 and 2024 include services related to tax compliance and advisory services for U.S. federal and state taxes, as well as non-U.S. matters such as cross-border and transfer pricing assistance.

[4] All other fees in fiscal 2025 and 2024 include services related to professional services other than the services reported above, including permissible general training and software licenses.

The Audit Committee considered whether PwC providing the non-audit services included in this table was compatible with maintaining PwC's independence and concluded that it was.

 The Board recommends that you vote **FOR** the ratification of the appointment of PwC as our independent registered public accounting firm for fiscal 2026.

Pre-Approval of Services Provided by the Independent Registered Public Accounting Firm

Consistent with its charter and applicable SEC rules, our Audit Committee approves all fees paid to, and all services performed by, our independent registered public accounting firm. At the beginning of each year, the Audit Committee approves the proposed services, including the nature, type and scope of service contemplated and the related fees, to be rendered by PwC during the year. In addition, pursuant to authority delegated by the Audit Committee, the Audit Committee chair may approve engagements that are outside the scope of the services and fees approved by the Audit Committee, which are later presented to the Committee. For each category of proposed service, the independent registered public accounting firm is required to confirm that the provision of such services does not impair its independence.

Audit Committee Report

The Audit Committee hereby reports as follows:

1 The Audit Committee has a charter outlining its authority and responsibilities which is reviewed annually by the Audit Committee. A brief description of the key responsibilities of the Audit Committee is set forth under ''Corporate Governance and Board Matters – Committees of the Board – Audit Committee.''

2 Management has the primary responsibility for the integrity of the Company's financial statements and the reporting process, including the application of accounting and financial reporting principles and our system of internal accounting controls designed to assure compliance with accounting standards and applicable laws and regulations. The Company's independent registered public accounting firm, PwC, is responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with generally accepted accounting principles in the U.S. In addition, the independent registered public accounting firm is responsible for auditing and expressing an opinion on the Company's internal controls over financial reporting.

3 The Audit Committee, in its oversight role, has reviewed and discussed the audited financial statements with Kyndryl's management and with PwC.

4 The Audit Committee has discussed with PwC the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

5 The Audit Committee has received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence and has discussed with PwC its independence.

6 Based on the review and discussions referred to in paragraphs (3) through (5) above, the Audit Committee recommended to the Board that the audited financial statements be included in Kyndryl's Annual Report on Form 10-K for the fiscal year ended March 31, 2025, filed with the SEC.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

  

DOMINIC J. CARUSO, Chair   DENIS MACHUEL   RAHUL N. MERCHANT

Stock Ownership Information

Security Ownership of Certain Beneficial Owners and Management

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding the beneficial ownership of shares of our common stock as of June 3, 2025, by each of our directors and named executive officers and all of our directors and executive officers as a group.

	Number of Shares or Units Beneficially Owned as of June 3, 2025[(1)]		
Name	Shares of Common Stock Owned Directly and Indirectly[(2)]	Options Exercisable and Restricted Stock Units Vesting Within 60 Days of June 3, 2025[(3)]	Total Beneficial Ownership[(4)]
Martin Schroeter	1,165,810	636,805	1,802,615
David Wyshner	421,391	242,592	663,983
Elly Keinan	610,461	460,925	1,071,386
Edward Sebold	101,077	90,972	192,049
Maryjo Charbonnier	94,717	60,649	155,366
Dominic J. Caruso	46,003	7,787	53,790
John D. Harris II	46,059	7,787	53,846
Stephen A.M. Hester	45,240	7,787	53,027
Shirley Ann Jackson	52,729	7,787	60,516
Janina Kugel	35,240	7,787	43,027
Denis Machuel	44,887	7,787	52,674
Rahul N. Merchant	46,003	7,787	53,790
Jana Schreuder	46,003	7,787	53,790
Howard I. Ungerleider	66,003	7,787	73,790
All directors and executive officers as a group (15 individuals)	2,822,836	1,584,583	4,407,419

(1) Each individual and member of the group has sole investment power with respect to the shares owned except as described below. As of June 3, 2025, (i) no director or executive officer beneficially owned 1% or more of the outstanding common stock of the Company, (ii) the directors and executive officers as a group beneficially owned approximately 2% of the outstanding common stock of the Company (including common stock they can acquire within 60 days), (iii) 333,132 shares were held jointly by Mr. Schroeter and his spouse, (iv) 58,978 shares were held jointly by Mr. Wyshner and his spouse, and (v) 240,138 shares were held jointly by Mr. Keinan and his spouse.

(2) Included are shares of common stock owned outright.

(3) The number of shares shown in this column are not currently outstanding but are deemed beneficially owned because the individual has the right to acquire them pursuant to options exercisable or restricted stock units settling within 60 days of June 3, 2025 as follows: Mr. Schroeter – 155,270 RSUs vesting within 60 days of June 3, 2025 and 481,535 options exercisable; Mr. Wyshner – 59,150 RSUs vesting within 60 days of June 3, 2025 and 183,442 options exercisable; Mr. Keinan – 112,385 RSUs vesting within 60 days of June 3, 2025 and 348,540 options exercisable; Mr. Sebold – 22,182 RSUs vesting within 60 days of June 3, 2025 and 68,790 options exercisable; Ms. Charbonnier – 14,788 RSUs vesting within 60 days of June 3, 2025 and 45,861 options exercisable; each of Messrs. Caruso, Harris, Machuel, Merchant and Ungerleider, Sir Stephen Hester, Dr. Jackson and Mses. Kugel and Schreuder – 7,787 RSUs vesting on July 25, 2025; All directors and executive officers as a group – 444,949 RSUs vesting within 60 days of June 3, 2025 and 1,139,634 options exercisable.

(4) These amounts are the sum of the number of shares shown in the prior columns.

5% OWNERS

The following table provides information about stockholders known to us to beneficially own more than 5% of our outstanding common stock as of June 3, 2025.

Name and Address	Amount and Nature of Beneficial Ownership	Percent of Company Common Stock
The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	25,828,476[1]	11.2%
FMR, LLC 245 Summer Street Boston, Massachusetts 02210	24,929,090[2]	10.8%
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	23,027,940[3]	10.0%
Neuberger Berman Group LLC 1290 Avenue of the Americas New York, New York 10104	12,526,601[4]	5.4%

[1]   Based solely on the Schedule 13G/A filed by The Vanguard Group ("Vanguard") with the SEC on February 13, 2024, regarding its holdings as of December 29, 2023, Vanguard had (i) shared voting power with respect to 81,244 shares of common stock, (ii) sole dispositive power with respect to 25,500,141 shares of common stock and (iii) shared dispositive power with respect to 328,335 shares of common stock.

[2]   Based solely on the Schedule 13G/A filed by FMR, LLC ("FMR") with the SEC on April 7, 2025, regarding holdings by FMR and certain related entities as of March 31, 2025, FMR had (i) sole voting power with respect to 24,454,343 shares of common stock, (ii) sole dispositive power with respect to 24,929,090 shares of common stock and (iii) no shared voting or shared dispositive power.

[3]   Based solely on the Schedule 13G/A filed by BlackRock, Inc. ("BlackRock") with the SEC on May 8, 2024, regarding holdings by BlackRock and certain related entities as of April 30, 2024, BlackRock had (i) sole voting power with respect to 21,973,077 shares of common stock, (ii) sole dispositive power with respect to 23,027,940 shares of common stock and no shared voting or shared dispositive power.

[4]   Based solely on the Schedule 13G filed by a group including Neuberger Berman Group LLC and Neuberger Berman Investment Advisers LLC ("Neuberger Berman") with the SEC on April 4, 2025, regarding holdings by Neuberger Berman and certain related entities as of March 31, 2025, (a) Neuberger Berman Group LLC had (i) shared voting power with respect to 11,402,483 shares of common stock, (ii) share dispositive power with respect to 12,526,601 shares of common stock and (iii) no sole voting or sole dispositive power and (b) Neuberger Berman Investment Advisers LLC had (i) shared voting power with respect to 11,270,727 shares of common stock, (ii) shared dispositive power with respect to 12,238,961 shares of common stock and (iii) no sole voting or sole dispositive power.

Frequently Asked Questions

ANNUAL MEETING OF STOCKHOLDERS

 **Date and Time**

 **Access**

 **Record Date**

July 31, 2025
1:00 p.m. Eastern Daylight Time

virtualshareholdermeeting.com/KD2025
To participate in the virtual-only Annual Meeting, you will need your individual 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card

Close of business on
June 3, 2025

1. Why am I being provided with these materials?

We are providing these proxy materials in connection with the Board's solicitation of proxies to be voted at our Annual Meeting of Stockholders to be held on July 31, 2025, and at any postponements or adjournments of the Annual Meeting. The proxy materials include the Notice of Annual Meeting of Stockholders, this Proxy Statement and our Annual Report. We have either (1) delivered to you a Notice of Internet Availability of Proxy Materials (''Notice'') and made the proxy materials available to you on the Internet or (2) delivered printed versions of the proxy materials, including a proxy card, to you by mail.

2. What is a ''stockholder of record''?

A stockholder of record or registered stockholder (''record owner'') is a stockholder whose ownership of Kyndryl stock is reflected directly on the books and records of our transfer agent, Computershare Trust Company, N.A. If you hold Kyndryl stock through a bank, broker or other intermediary, you are not a stockholder of record. Instead, you hold your stock in ''street name,'' and the record owner of your shares is usually your bank, broker or other intermediary. If you are not a record owner, please understand that Kyndryl does not know that you are a stockholder, or how many shares you own.

3. How do I attend and vote my shares at the virtual Annual Meeting?

Once again, our 2025 Annual Meeting will be a completely ''virtual'' meeting of stockholders, conducted exclusively by live audio webcast. There will be no in-person meeting. Any stockholder can attend the Annual Meeting live online at *virtualshareholdermeeting.com/KD2025*, beginning promptly at 1:00 p.m. (Eastern Daylight Time) on July 31, 2025. To participate in and vote at the virtual-only Annual Meeting, you will need your individual 16-digit control number included on your Notice or on your proxy card. If you were a stockholder as of the record date of June 3, 2025, you can vote at the Annual Meeting. A summary of the information you need to attend the Annual Meeting and vote via the Internet is provided below:

- instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at *virtualshareholdermeeting.com/KD2025*;

- assistance with questions regarding how to attend and participate via the Internet will be provided at *virtualshareholdermeeting.com/KD2025* on the day of the Annual Meeting;

- technical support and assistance will be provided at *virtualshareholdermeeting.com/KD2025* on the day of the Annual Meeting and during the Annual Meeting; and

- you will need the 16-digit number that is included in your proxy card or your Notice in order to ask questions and to vote during the Annual Meeting.

4. Will I be able to participate in the virtual Annual Meeting on the same basis I would be able to participate in an in-person Annual Meeting?

The online meeting format for the Annual Meeting will enable full and equal participation by all our stockholders from any place in the world at little to no cost. We believe that holding the Annual Meeting online provides the opportunity for participation by a broader group of stockholders while reducing environmental impacts and the costs associated with planning, holding and arranging logistics for in-person meeting proceedings.

We designed the format of the virtual Annual Meeting to ensure that our stockholders who attend our Annual Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting and to enhance stockholder access, participation and communication through online tools. We will take the following steps to ensure such an experience:

- providing stockholders with the ability to submit appropriate questions in advance of the meeting to ensure thoughtful responses from management and the Board;
- providing stockholders with the ability to submit appropriate questions real-time via the meeting website, limiting questions to one per stockholder unless time otherwise permits; and
- answering as many questions submitted in accordance with the meeting rules of conduct as possible in the time allotted for the meeting without discrimination.

Questions pertinent to meeting matters will be answered during the designated portion of the Annual Meeting, subject to time limitations. Questions regarding claims or personal matters are not pertinent to meeting matters, and therefore will not be answered. The rules of conduct and procedures will be available on the virtual meeting website.

5. What is the ''record date'' for the Annual Meeting?

The record date for the Annual Meeting is the close of business on June 3, 2025.

6. Which Kyndryl shares will be entitled to vote at the Annual Meeting?

Stockholders as of the close of business on the record date of June 3, 2025, may vote at the Annual Meeting. You have one vote for each share of common stock held by you as of June 3, 2025, including shares:

- Held directly in your name as ''stockholder of record'' (also referred to as ''registered stockholder'' or ''record owner''); and
- Held beneficially for you in an account with a broker, bank or other nominee (shares held in ''street name''). Street name holders generally cannot vote their shares directly and instead must instruct the brokerage firm, bank or nominee how to vote their shares.

7. Which Kyndryl shares are included in the proxy card?

For record owners, the proxy card covers the number of shares to be voted in your account as of the record date.

8. Can I vote my shares without attending the Annual Meeting?

If you are a record owner, you may vote by authorizing a proxy to vote on your behalf at the Annual Meeting.



FOR RECORD OWNERS

Your shares cannot be voted unless a signed proxy card is returned, shares are voted using the Internet or the telephone, or other specific arrangements are made to have your shares represented at the meeting. You are encouraged to specify your choices by checking the appropriate boxes on the proxy card. Shares will be voted following your written instructions.

However, it is not necessary to check any boxes if you wish to vote in accordance with the Board's recommendations; in that case, merely sign, date and return the proxy card in the enclosed envelope, or if you received a Notice, follow the instructions on how to access the proxy materials and vote online.

You can also vote your shares over the Internet, or by calling a designated telephone number. These Internet and telephone voting procedures are designed to authenticate your identity in order to allow you to provide your voting instructions, and to confirm that your instructions have been recorded properly. The procedures that have been put in place are consistent with the requirements of applicable law. Specific instructions for record owners who wish to use the Internet or telephone voting procedures are set forth on the proxy card.

How to Vote — ***Your Vote Is Important***

INTERNET	PHONE	MAIL	MOBILE DEVICE	LIVE
Go to ***www.proxyvote.com***, 24/7	Call toll-free, 24/7 1-800-690-6903	Complete, date and sign your proxy card or voting instruction form and mail in the postage-paid envelope	Scan the QR code	Attend the Annual Meeting virtually and cast your ballot

WHETHER OR NOT YOU ATTEND THE MEETING, WE ENCOURAGE YOU TO VOTE YOUR SHARES PROMPTLY.

FOR HOLDERS IN STREET NAME

You must timely deliver your voting instructions to your respective bank, broker or other intermediary, following the specific instructions that have been provided to you by your bank, broker or other intermediary.

9. May I change or revoke my proxy?

Yes. Whether you have submitted your proxy by Internet, telephone or mail, if you are a record owner, you may revoke your proxy or change your vote by:

- Sending a written statement that you wish to revoke your proxy to our Corporate Secretary, provided such statement is received no later than July 30, 2025;
- Voting again by Internet (***www.proxyvote.com***) or telephone (1-800-690-6903) at a later time before the closing of those voting facilities at 11:59 p.m. (Eastern Daylight Time) on July 30, 2025;
- Submitting a properly signed proxy card with a later date that is received no later than July 30, 2025; or
- Voting at the virtual-only Annual Meeting. Attendance at the meeting via the Internet will not cause your previously granted proxy to be revoked unless you specifically so request.

If you hold shares in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee following the instruction it has provided, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the Annual Meeting via the Internet and voting.

10. Other than the items in the Proxy Statement, what other items of business will be addressed at the Annual Meeting?

Management knows of no other matters that may be properly presented at the meeting. If other proper matters are introduced at the meeting, the individuals named as proxies on the proxy card are also authorized to vote upon those matters using their own discretion.

11. Who tabulates the votes?

Votes are counted by employees of Broadridge Financial Solutions, Inc., Kyndryl's tabulator, and certified by the Inspector of Election (who is an agent of Broadridge Financial Solutions, Inc.).

12. I understand that a "quorum" of stockholders is required in order for Kyndryl to transact business at the Annual Meeting. What constitutes a quorum?

The presence, in person or represented by proxy, of a majority of the voting power of all outstanding shares of our common stock entitled to vote at the meeting, constitutes a quorum for the transaction of business at the Annual Meeting. Abstentions and shares represented by "broker non-votes," as described below, are counted as present and entitled to vote for purposes of determining a quorum. On the record date of June 3, 2025, there were 231,422,037 shares of the Company's common stock outstanding, and each share is entitled to one vote at the Annual Meeting.

13. What is a broker non-vote, and what is "broker discretionary voting"?

A broker non-vote occurs when shares held through a broker (shares held "in street name") are not voted with respect to a proposal because (1) the broker has not received voting instructions from the stockholder who beneficially owns the shares and (2) the broker lacks the authority to vote the shares at its discretion.

Broker discretionary voting refers to the NYSE rule allowing brokers to vote their customers' shares on certain "routine" matters in the Proxy Statement at the brokers' discretion when they have not received timely voting instructions from their customers. The NYSE rules on broker discretionary voting prohibit banks, brokers and other intermediaries from voting uninstructed shares on certain matters, including the Proposal on the Election of Directors and the Say-on-Pay Proposal. Therefore, if you hold your stock in street name and you do not instruct your bank, broker or other intermediary how to vote regarding the Election of Directors and Say-on-Pay Proposals, no votes will be cast on your behalf.

The NYSE rules allow broker discretionary voting on the Auditor Ratification Proposal.

14. What am I voting on, how many votes are required to approve each item, how are votes counted, and how does the Board recommend I vote?

The table below summarizes the proposals that will be voted on, the vote required to approve each item, how votes are counted and how the Board recommends you vote:

Proposal	Voting Options	Board Recommendations[1]	Vote Required	Do Abstentions Count as Votes Cast?	Is Broker Discretionary Voting Allowed[2]
1 Election of the three director nominees named in the Proxy Statement	–"For" –"Against" –"Abstain"	✅ **FOR** each nominee	Majority of votes cast – **FOR** must exceed **AGAINST** votes[3]	No	No
2 Approval (in an advisory, non-binding vote) of compensation of named executive officers	–"For" –"Against" –"Abstain"	✅ **FOR**	Majority of votes present and entitled to vote on this item of business	Yes	No
3 Ratification of the appointment of PwC as our independent registered public accounting firm for fiscal 2026[4]	–"For" –"Against" –"Abstain"	✅ **FOR**	Majority of votes present and entitled to vote on this item of business	Yes	Yes

[1] If you are a record owner and you sign and submit your proxy card without indicating your voting instructions, your shares will be voted in accordance with the Board's recommendation.

[2] A broker non-vote will not count as a vote for or against a director and will have no effect on the outcome of the election of the three director nominees disclosed in this Proxy Statement. A broker non-vote will have no effect on Proposal 2.

[3] In an uncontested election of directors at which a quorum is present, if any nominee for director receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election, our Bylaws require that such person must tender his or her resignation to the Board, the Chair or the Secretary. Our Bylaws further provide that the independent directors of the Board will then consider the tendered resignation, evaluating the relevant facts and circumstances, and giving due consideration to the best interests of the Company and its stockholders, and shall make a decision within 90 days after the election on whether to accept the tendered resignation. The Board will promptly disclose publicly its decision and, if applicable, the reasons for rejecting the tendered resignation. Cumulative voting in the election of directors is not permitted.

[4] It is important to note that the Auditor Ratification Proposal ("Proposal 3") is non-binding and advisory. While the ratification of the appointment of PwC as our independent registered public accounting firm is not required by our Bylaws or otherwise, if our stockholders fail to ratify the selection, we will consider it notice to the Board and the Audit Committee to consider the selection of a different firm.

15. Will my votes be confidential?

Yes. All stockholder meeting proxies, ballots and tabulations that identify individual stockholders are kept confidential and are not available for examination. In addition, the identity or the vote of any stockholder is not disclosed except as required by law.

16. I received my proxy materials in hard copy. How may I arrange to receive them electronically?

To enroll for electronic delivery, go to our Investor Relations website *investors.kyndryl.com*, select the "Shareholder Resources" tab, then click on "Consent for materials online" from the dropdown menu and follow the instructions to enroll.

17. How do I submit a proposal for inclusion in Kyndryl's 2026 proxy material?

To be eligible under the SEC's shareholder proposal rule (Rule 14a-8(e) of the Exchange Act) for inclusion in our 2026 Annual Meeting Proxy Statement and form of proxy, a proposal must be received by our Corporate Secretary on or before February 16, 2026. Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received. In addition, for information regarding submission of a director nominee using the Company's proxy access bylaw, see "Corporate Governance and Board Matters – Director Nomination Process – Stockholder Recommendations and Nominations" in the Corporate Governance and Board Matters section of this Proxy Statement. All proposals or nominations should be sent via registered, certified or express mail to Office of the Corporate Secretary, Kyndryl, One Vanderbilt Avenue, 15th Floor, New York, New York 10017.

18. How do I submit an item of business for the 2026 Annual Meeting?

As set forth in our Bylaws, stockholders who intend to present an appropriate item of business (including director nominations) at the 2026 Annual Meeting of Stockholders (other than a proposal submitted for inclusion in Kyndryl's Proxy Statement) must provide written notice of such business to Kyndryl's Corporate Secretary no earlier than March 3, 2026 and no later than April 2, 2026 at the address set forth in Question 17. Our Bylaws, which contain other informational requirements that must be followed in connection with submitting director nominations and any other appropriate items of business for consideration at a meeting of stockholders, are posted on our Investor Relations website at *investors.kyndryl.com* under Corporate Responsibility: Governance: Governance Documents: Amended and Restated Bylaws.

19. What is the deadline to provide my notice pursuant to Rule 14a-19 if I intend to solicit proxies in support of director nominees other than the Company's nominees at the Company's 2026 annual meeting?

As set forth in our Bylaws, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide a notice that sets forth the information required by Rule 14a-19 under the Exchange Act no earlier than March 3, 2026 and no later than April 2, 2026. The notice should be sent to our Corporate Secretary at the address set forth in Question 17 above via registered, certified or express mail. Our Bylaws also contain other informational requirements that must be followed in connection with submitting director nominations.

20. What is "householding" and how does it affect me?

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and Notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or Notice addressed to those stockholders. This process, which is commonly referred to as "householding," provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or Notice, or if you are receiving duplicate copies of these materials and wish to have householding apply, please notify your broker.

You may also:

 **Mail your request to:**

Broadridge Householding Department
51 Mercedes Way
Edgewood, New York 11717

and include your name, the name of your broker or other nominee and your account number(s)

or call the Householding election number:

1-866-540-7095

21. Members of our household own Kyndryl shares through a number of different brokerage firms. Will we continue to receive multiple sets of materials?

Yes. If you and others sharing a single address hold Kyndryl shares through multiple brokers, you will continue to receive at least one set of proxy materials from each broker.

22. I received a Notice of Internet Availability of Proxy Materials. What does this mean?

Consistent with common practice and in accordance with SEC rules, Kyndryl is distributing proxy materials to some stockholders over the Internet by sending a Notice that explains how to access our proxy materials and vote online. If you received a Notice and would like a printed copy of the proxy materials (including the Annual Report, Proxy Statement and a proxy card), please follow the instructions included in your Notice.

23. I previously consented to receive electronic delivery of my proxy materials. Can you send me a hard copy of these proxy materials?

FOR RECORD OWNERS

We will deliver promptly, upon request, a separate copy of these proxy materials. Contact our transfer agent, Computershare Trust Company, N.A. at:

 833-981-KYND or 781-575-4557

FOR HOLDERS IN STREET NAME

You must contact your bank, broker or other intermediary to receive copies of these materials.

24. Who will pay the cost of this proxy solicitation?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees (for no additional compensation) in person or by telephone, electronic transmission and facsimile transmission. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses. In addition, we have hired Innisfree M&A Incorporated ("Innisfree") to solicit proxies. We expect to pay Innisfree a fee of $25,000 plus reasonable expenses for these services.

By Order of the Board of Directors,

Edward J. Sebold

Edward Sebold
General Counsel and Secretary

New York, NY
June 16, 2025

Forward-Looking Statements

This Proxy Statement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this Proxy Statement, including statements concerning the Company's plans, objectives, goals, beliefs, business strategies, future events, business condition, results of operations, financial position, business outlook and business trends and other non-historical statements in this Proxy Statement are forward-looking statements. Such forward-looking statements often contain words such as "aim," "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "objectives," "opportunity," "plan," "position," "predict," "project," "should," "seek," "target," "will," "would" and other similar words or expressions or the negative thereof or other variations thereon. Forward-looking statements are based on the Company's current assumptions and beliefs regarding future business and financial performance. The Company's actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties. For a more detailed discussion of these risks and uncertainties, see the information under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2025 that may be further updated from time to time in the Company's subsequent filings with the Securities and Exchange Commission. Any forward-looking statement in this Proxy Statement speaks only as of the date on which it is made. Except as required by law, the Company assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking and other statements in this document may also address our Corporate Citizenship progress, plans and goals, and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in the Company's filings with the SEC. In addition, historical, current and forward-looking environmental and social-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. We caution you that these statements are not guarantees of future performance, nor promises that goals or targets will be met, and are subject to numerous and evolving risks and uncertainties that we may not be able to predict or assess. In some cases, we may determine to adjust our commitments, goals or targets or establish new ones to reflect changes in our business, operations or plans.

The information contained on the websites referenced in this Proxy Statement is not, and shall not be deemed to be, incorporated into this filing or any of our other filings with the SEC.

Kyndryl.

The Heart of Progress™.

KD
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One Vanderbilt Avenue
New York, New York 10017
www.kyndryl.com



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